40 - 33

Branch 18
811-09010

AEGON
Transamerica
fund advisers

TRANSAMERICA INVEST INC.

04053699

SEC MAIL
NOV 0 5 2004
WASH. D.C.

November 4, 2004

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 (the "Act")

Dear Sir or Madam:

Please find enclosed, on behalf of AEGON/Transamerica Investor Services, Inc. f/k/a IDEX Investor Services, Inc., a copy of the pertinent pleadings in the following matter:

- Ramachandra Rao, M.D. vs. WMA Securities, Inc., World Group Securities, Inc., IDEX Investor Services, Inc., State Street Bank & Trust Company and David Novak.
  Case No. 03 CV 1661, Rock County, Wisconsin (filed 12/17/03).

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions regarding this filing, please contact me at 727.299.1763.

Sincerely,

Timothy M. Richey
Assistant Vice President

PROCESSED
JAN 26 2005
THOMSON
FINANCIAL

Enclosures

S:\fundcomp\REORGANIZATION\SEC Filings\SEC\Class Action Claim Letters\Rao, Ramachandra lawsuit filings.DOC

Rao, Ramachandra v. IDEX & David Novak

Date	Pleading
12/17/03	Summons and Complaint
02/27/04	Answer and Affirmative Defenses of Defendant IDEX Investor Services, Inc.
03/25/04	Answer and Affirmative Defenses of Defendant World Group Securities
03/30/04	Answer of WMA Securities, Inc.
04/16/04	Answer of Defendant David Novak
05/06/04	Answer and Affirmative Defenses of Defendant State Street Bank & Trust Company

LAFOLLETTE
GODFREY
& KAHN
ATTORNEYS AT LAW

ONE EAST MAIN STREET
POST OFFICE BOX 2719
MADISON, WI 53701-2719
TEL 608-257-3911
FAX 608-257-0609
www.gklaw.com

GODFREY & KAHN, S.C.
MILWAUKEE
APPLETON
GREEN BAY
WAUKESHA

May 6, 2004

RECEIVED
MAY 11 2004
LAW DEPT. - ALH

Via Federal Express
Clerk of Court
Rock County Circuit Court
51 South Main Street
Janesville, WI 53545

RE: *Ramachandra Rao v. WMA Securities, Inc. et al.*
Case No. 03 CV 1661

Dear Clerk:

We have enclosed for filing in the case referenced above an original and one copy of an Answer And Affirmative Defenses Of Defendant State Street Bank & Trust Company.

Please return the authenticated copy of the above named document and return it to us in the enclosed self-addressed, postage-paid envelope.

Very truly yours,

LA FOLLETTE GODFREY & KAHN

James D. Peterson/LPA

James D. Peterson

JDP:lpa
Enclosures
cc: Sara L. Gehrig, Larry W. Barton (Nowlan & Moutat)
Todd A. Becker (Coyne, Niess, Schultz, Becker & Bauer)
Sean Lanphier (Mallery & Zimmerman, S.C.)
Holly D. Jensen (Consigny, Andrews, Hemming & Grant)
MN206372_1.DOC

bcc: Adrianne Hoehner
Marvin Rau

5-6-04

STATE OF WISCONSIN CIRCUIT COURT ROCK COUNTY

RAMACHANDRA RAO, M.D.
839 Suffolk Drive
Janesville, WI 53545,

Plaintiff,

vs.

Civil Case No. 03 CV 1661
money judgment: 30301

WMA SECURITIES, INC
332 Washington Street Northwest
Gainesville, GA 30501,

WORLD GROUP SECURITIES, INC.
11315 Johns Creek Parkway
Duluth, GA 30097-1517,

IDEX INVESTOR SERVICES, INC.
P.O. Box 9010
Clearwater, FL 33758-9010,

STATE STREET BANK & TRUST COMPANY
225 Franklin street
Boston, MA 12110,

and

DAVID NOVAK
950 Westmore
Wynetka, IL 60093

Defendants.

**ANSWER AND AFFIRMATIVE DEFENSES
OF DEFENDANT STATE STREET BANK & TRUST COMPANY**

Defendant State Street Bank & Trust Company (State Street Bank), by its attorneys, LaFollette Godfrey & Kahn, answer the plaintiff's complaint as follows:

1. Admit the allegations in paragraph 1.

2. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 2 and, accordingly, denies those allegations.

3. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 3 and, accordingly, denies those allegations.

4. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 4 and, accordingly, denies those allegations.

5. Admit the allegations in paragraph 5, except as to the address of the principal place of business of IDEX Investor Services, Inc. (IDEX), which is 570 Carillon Parkway, St. Petersburg, Florida 33716.

6. Admit the allegations in paragraph 6.

7. Admit the allegations in paragraph 7.

8. Admit that the Individual Retirement Account Custodial Agreement sets forth certain terms applicable to Dr. Rao's account, but affirmatively allege that additional terms applicable to Dr. Rao's account are contained in other documents, including without limitation the Individual Retirement Account Disclosure Statement, the IRA Application, the Retirement Plan Transfer Request Form, and the account prospectus.

9. Admit the allegations in paragraph 9.

10. Admit that Dr. Rao's account was transferred to WGS. State Street Bank lacks information sufficient to admit or deny the remaining allegations in paragraph 10, including the allegation that WGS assumed all duties and obligations of WMAS with regard to any asset.

First Cause of Action: Conversion (Novak)

11. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 11 and, accordingly, denies those allegations.

12. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 12 and, accordingly, denies those allegations.

Second Cause of Action: Agency/Conversion (WMAS)

13. State Street Bank incorporates by reference its responses to paragraphs 1 through 12.

14. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 14 and, accordingly, denies those allegations.

15. Admit the allegations in paragraph 15 upon information and belief.

16. Admit the allegations in paragraph 16 upon information and belief.

17. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 17 and, accordingly, denies those allegations.

18. Deny the allegations in paragraph 18.

19. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 19 and, accordingly, denies those allegations.

20. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 20 and, accordingly, denies those allegations.

Third Cause of Action: Agency/Conversion (WGS)

21. State Street Bank incorporates by reference its responses to Paragraphs 1 through 20.

22. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 22 and, accordingly, denies those allegations.

23. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 23 and, accordingly, denies those allegations.

24. State Street Bank denies that Novak performed services on Dr. Rao's account between April 2002 and January 2003. State Street Bank lacks information sufficient to admit or deny the remaining allegations in paragraph 24 and, accordingly, denies those allegations.

25. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 25 and, accordingly, denies those allegations.

Fourth Cause of Action: Intentional Misrepresentation (WMAS)

26. State Street Bank incorporates by reference its responses to Paragraphs 1 through 25.

27. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 27, and accordingly, denies those allegations.

28. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 28, and accordingly, denies those allegations.

29. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 29, and accordingly, denies those allegations.

30. State Street Bank lacks information sufficient to admit or deny the allegation that WMAS failed to notify Dr. Rao of the allegations against Novak. State Street Bank therefore lacks information sufficient to admit or deny the allegations in paragraph 30 and, accordingly, denies those allegations.

31. State Street Bank lacks information sufficient to admit or deny the allegation that WMAS failed to notify Dr. Rao of the allegations against Novak. Accordingly, State Street Bank denies the remaining allegations in paragraph 31, including the allegation that any untrue representation was made to Dr. Rao, and the allegation that any alleged misrepresentation to Dr. Rao was made intentionally or recklessly.

32. State Street Bank lacks information sufficient to admit or deny the allegation that WMAS failed to notify Dr. Rao of the allegations against Novak. Accordingly, State Street Bank denies the remaining allegations in paragraph 32, including the allegation that any untrue representation was made to Dr. Rao, and the allegation that any alleged misrepresentation to Dr. Rao was made with intent to deceive Dr. Rao or to induce Dr. Rao to act upon it to his detriment.

33. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 33, and accordingly, denies those allegations.

Fifth Cause of Action: Strict Responsibility Misrepresentation (WMAS)

34. State Street Bank incorporates by reference its responses to Paragraphs 1-33.

35. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 35, and accordingly, denies those allegations.

36. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 36, and accordingly, denies those allegations.

37. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 37, and accordingly, denies those allegations.

Sixth Cause of Action: Negligent Misrepresentation (WMAS)

38. State Street Bank incorporates by reference its responses to paragraphs 1-37.

39. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 39, and accordingly, denies those allegations.

40. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 40, and accordingly, denies those allegations.

Seventh Cause of Action: Breach of Fiduciary Duty (WMAS)

41. State Street Bank incorporates by reference its responses to Paragraphs 1-40.

42. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 42, and accordingly, denies those allegations.

43. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 43, and accordingly, denies those allegations.

Eighth Cause of Action: Negligence (WMAS)

44. State Street Bank incorporates by reference its responses to Paragraphs 1-43.

45. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 45, and accordingly, denies those allegations.

46. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 46, and accordingly, denies those allegations.

Ninth Cause of Action: Negligence (IDEX)

47. State Street Bank incorporates by reference its responses to Paragraphs 1-46.

48. Admit the allegations in paragraph 48.

49. Admit that IDEX had a duty to use reasonable care in preparing statements of Dr. Rao's account. Allege affirmatively that statements of Dr. Rao's account were necessarily and reasonably based on information provided to IDEX by third parties, including Novak, WMAS and others. Allege affirmatively that Dr. Rao had an obligation to review statements of his account and to report errors, inaccuracies or unauthorized transactions.

50. Deny the allegations in paragraph 50.

51. Deny the allegations in paragraph 51.

Tenth Cause of Action: Negligence (SSB)

52. State Street Bank incorporates by reference its responses to paragraphs 1-51.

53. Admit the allegations in paragraph 53.

54. Deny the allegations in paragraph 54. Allege affirmatively that State Street Bank & Trust Company was obligated to disburse funds from Dr. Rao's account according to the terms in the Individual Retirement Account Custodial Agreement, Individual Retirement Account Disclosure Statement, the IRA Application, and the Retirement Plan Transfer Request Form.

55. Deny the allegations in paragraph 55.

56. Deny the allegations in paragraph 56.

Eleventh Cause of Action: Breach of Implied Duty of Good Faith in Performance of Contract (WMAS)

57. State Street Bank incorporates by reference its responses to paragraphs 1-56.

58. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 58, and accordingly, denies those allegations.

59. State Street Bank lacks information sufficient to admit or deny the allegations in paragraph 59, and accordingly, denies those allegations.

Twelfth Cause of Action: Breach of Contract (SSB/IDEX/WMAS/WGS)

60. State Street Bank incorporates by reference its responses to Paragraphs 1-60.

61. Deny the allegations in paragraph 61. Allege affirmatively that State Street Bank performed its obligations under any contract related to Dr. Rao's Account.

62. State Street Bank denies the allegations in paragraph 62 as they pertain to State Street Bank. State Street Bank lacks information sufficient to admit or deny the remaining allegations in paragraph 62.

AFFIRMATIVE DEFENSES

Contributory Negligence

Dr. Rao's negligence in failing to discover and report alleged unauthorized withdrawals is greater than any negligence of State Street Bank in preventing such unauthorized withdrawals.

Failure to Mitigate

The plaintiff failed to take reasonable steps to detect and mitigate his claimed losses.

Contractual Release

The claims against State Street Bank are barred or otherwise limited by the terms of the release provision in Part Three, Section 15(c) of the Individual Retirement Account Custodial Agreement, according to which the plaintiff has released State Street Bank from all liability for any transaction not objected to within sixty days after a statement showing or reflecting the transaction is sent.

Indemnification

The claims against State Street Bank are barred or otherwise limited by the terms of indemnification provision in Part Three, Section 15(f) of the Individual Retirement Account Custodial Agreement.

Failure to State a Claim Upon Which Relief Can Be Granted

The allegations in the Complaint against State Street Bank, even if true, fail to state a claim upon which relief can be granted.

Economic Loss Doctrine

The recovery of tort damages for the claims of breach of contract alleged in the Complaint are barred by the economic loss doctrine.

WHEREFORE, State Street Bank requests that the claims against it be dismissed with prejudice and that costs and attorney's fees be awarded to them and that Court award to them other relief as it deems appropriate.

Dated: May 6, 2004

LA FOLLETTE GODFREY & KAHN
an office of Godfrey & Kahn, S.C.

Robert J. Dreps
State Bar No. 01006643
James D. Peterson
State Bar No. 1022819
One East Main Street
P.O. Box 2719
Madison, WI 53701-2719
(608) 257-3911
Attorneys for Defendants

MN199540_2.DOC

CERTIFICATE OF SERVICE

I hereby certify that on the 6th day of May 2004, true and correct copies of ANSWER AND AFFIRMATIVE DEFENSES OF DEFENDANT STATE STREET BANK & TRUST COMPANY were served on the following:

Via Facsimile and U.S. Mail

Sara L Gehrig
Larry W. Barton
NOWLAN & MOUTAT LLP
100 South Main Street
PO Box 8100
Janesville, WI 53547-8100
Phone: 608/ 755-8100
Fax: 608/ 755-8110

Via U.S. Mail

Sean Lanphier
MALLERY & ZIMMERMAN, S.C.
731 North Jackson Street, Suite 900
Milwaukee, WI 53202-4697

Todd A. Becker
COYNE, NIESS, SCHULTZ, BECKER & BAUER S.C.
150 East Gilman Suite 1000
Madison WI 53703

Holly D. Jensen
CONSIGNY, ANDREWS, HEMMING & GRANT
303 E. Court Street
PO Box 1449
Janesville, WI 53547-1449

Lisa P. Abelson

MN203324_1.DOC

STATE OF WISCONSIN | **IN CIRCUIT COURT** | **FOR ROCK COUNTY**

RAMACHANDRA RAO, M.D.

Plaintiff,

vs.

Case No. 03 CV 1661
Money Judgment: 30301

WMA SECURITIES, INC.,
WORLD GROUP SECURITIES, INC.,
IDEX INVESTOR SERVICES, INC.,
STATE STREET BANK & TRUST COMPANY, and
DAVID NOVAK

Defendants.

TO: All Counsel of Record

PLEASE TAKE NOTICE THAT WE ARE RETAINED BY AND APPEAR FOR THE ABOVE-NAMED Defendant, David Novak, in this action, and demand that a copy of all papers subsequent to the Summons and Complaint be served upon us at our office at 303 East Court Street, P. O. Box 1449, Janesville, Wisconsin 53547.

DATED this 16th day of April, 2004.

CONSIGNY, ANDREWS, HEMMING
& GRANT, S.C.

By: *[signature]*

Holly D. Jensen
State Bar No. 1027570
303 E. Court Street
P. O. Box 1449
Janesville, WI 53547-1449
(608) 755-5050
Attorneys for David Novak.

STATE OF WISCONSIN **IN CIRCUIT COURT** **FOR ROCK COUNTY**

RAMACHANDRA RAO, M.D.
839 Suffolk Drive
Janesville, Wisconsin 53545,

Plaintiff,

vs.

Case No. 03 CV 1661
Money Judgment: 30301

WMA SECURITIES, INC.
332 Washington Street Northwest
Gainesville, Georgia 30501,

WORLD GROUP SECURITIES, INC.
11315 Johns Creek Parkway
Duluth, Georgia 30097-1517,

IDEX INVESTOR SERVICES, INC.
P.O. Box 9010
Clearwater, Florida 33758-9010,

STATE STREET BANK & TRUST COMPANY
225 Franklin Street
Boston, Massachusetts 12110,

and

DAVID NOVAK
950 Westmoor Road
Winnetka, Illinois 60093

Defendants.

FILED

ANSWER OF DEFENDANT DAVID NOVAK

NOW COMES Defendant David Novak, by his attorneys, Consigny, Andrews, Hemming & Grant, S.C., by attorneys Holly D. Jensen and Mark A. Schroeder, and states as his Answer to Plaintiff's Complaint as follows:

1. *Admits the allegations of paragraph 1.*

2. Admits the allegation in paragraph 2 that Defendant Novak ("Novak") is an adult man, denies the allegation that Novak resides at 950 Westmore in Wynetka, Illinois

60093, and alleges that Novak resides at 950 Westmoor Road, Winnetka, Illinois 60093. Further answering paragraph 2, denies that Novak was an employee of WMA Securities, Inc. Further answering paragraph 2, Novak lacks knowledge or information sufficient to admit or deny the remaining allegations of paragraph 2, and therefore denies the same.

3. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 3 and therefore denies the same.

4. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 4 and therefore denies the same.

5. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 5 and therefore denies the same.

6. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 6 and therefore denies the same.

7. Admits the allegation in paragraph 7, that Dr. Rao, through Novak, opened an IRA account with IDEX. Further answering paragraph 7, Novak lacks knowledge or information sufficient to admit or deny the remaining allegations in paragraph 7 and therefore denies the same.

8. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 8 and therefore denies the same.

9. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 9 and therefore denies the same.

10. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 10 and therefore denies the same.

First Cause of Action: Conversion (Novak)

11. Denies the allegation in paragraph 11 that Novak took Three Hundred Ninety-Four Thousand One Hundred Twenty-Five Dollars ($394,125.00) from Dr. Rao's account. Novak refuses to answer the remaining allegations of paragraph 11 based on the 5th Amendment privilege.

12. Denies the allegation of paragraph 12 that Novak took property from Dr. Rao's account without Dr. Rao's knowledge. Novak refuses to answer the remaining allegations of paragraph 12 based on the 5th Amendment privilege.

Second Cause of Action: Agency/Conversion (WMAS)

13. Novak incorporates by reference his responses to paragraphs 1-12.

14. Denies the allegations of paragraph 14.

15. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 15 and therefore denies the same, except admits that during an unknown period, Novak managed Dr. Rao's Account.

16. Denies the allegation in paragraph 16.

17. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 17 and therefore denies the same.

18. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 18 and therefore denies the same.

19. Denies the allegation of paragraph 19 that Novak stole Three Hundred Forty-Seven Thousand Nine Hundred Fifty-Five Dollars ($347,955.00) from Dr. Rao's account. Denies the allegation of paragraph 19 that Novak took funds from Dr. Rao's account without Dr. Rao's knowledge. Novak refuses to answer the remaining allegations of paragraph 19 based on the 5th Amendment privilege.

20. Denies the allegation of paragraph 20 that Novak converted Three Hundred Forty-Seven Thousand Nine Hundred Fifty-Five Dollars ($347,955.00) from Dr. Rao's account. Novak refuses to answer the remaining allegations of paragraph 20 based on the 5th Amendment privilege.

Third Cause of Action: Agency/Conversion (WGS)

21. Novak incorporates by reference his responses to paragraphs 1-12.

22. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 22 and therefore denies the same.

23. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 23 and therefore denies the same.

24. Denies the allegations of paragraph 24.

25. Denies the allegation of paragraph 25 that Novak converted Forty-Six Thousand One-Hundred Seventy Dollars ($46,170.00) from Dr. Rao's account. Novak refuses to answer the remaining allegations of paragraph 25 based on the 5th Amendment privilege.

Fourth Cause of Action: Intentional Misrepresentation (WMAS)

26. Novak incorporates by reference his responses to paragraphs 1-12 and 14-20.

27. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 27 and therefore denies the same.

28. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 28 and therefore denies the same.

29. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 29 and therefore denies the same.

30. Novak lacks knowledge or information sufficient to admit or deny the allegations in

paragraph 30 and therefore denies the same.

31. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 31 and therefore denies the same.

32. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 32 and therefore denies the same.

33. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 33 and therefore denies the same.

Fifth Cause of Action: Strict Responsibility Misrepresentation (WMAS)

34. Novak incorporates by reference his responses to paragraphs 1-12, 14-20 and 27-30.

35. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 35 and therefore denies the same.

36. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 36 and therefore denies the same.

37. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 37 and therefore denies the same.

Sixth Cause of Action: Negligent Misrepresentation (WMAS)

38. Novak incorporates by reference his responses to paragraphs 1-12, 14-20 and 27-30.

39. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 39 and therefore denies the same.

40. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 40 and therefore denies the same.

Seventh Cause of Action: Breach of Fiduciary Duty (WMAS)

41. Novak incorporates by reference his responses to paragraphs 1-12, 14-20, 27-30 and 35-37.

42. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 42 and therefore denies the same.

43. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 43 and therefore denies the same.

Eighth Cause of Action: Negligence (WMAS)

44. Novak incorporates by reference his responses to paragraphs 1-12 and 14-20.

45. Novak denies the allegation in paragraph 45 that he (Novak) was an employee of WMAS. Novak lacks knowledge or information sufficient to admit or deny the remaining allegations in paragraph 45 and therefore denies the same.

46. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 46 and therefore denies the same.

Ninth Cause of Action: Negligence (IDEX)

47. Novak incorporates by reference his responses to paragraphs 1-12 and 14-20.

48. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 48 and therefore denies the same.

49. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 49 and therefore denies the same.

50. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 50 and therefore denies the same.

51. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 51 and therefore denies the same.

Tenth Cause of Action: Negligence (SSB)

52. Novak incorporates by reference his responses to paragraphs 1-12 and 14-20.

53. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 53 and therefore denies the same.

54. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 54 and therefore denies the same.

55. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 55 and therefore denies the same.

56. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 56 and therefore denies the same.

Eleventh Cause of Action: Breach of Implied Duty of Good Faith In Performance of Contract (WMAS)

57. Novak incorporates by reference his responses to paragraphs 1-12, 14-20, 27-33, 35-37, 39-40, and 42-43.

58. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 58 and therefore denies the same.

59. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 59 and therefore denies the same.

Twelfth Cause of Action: Breach of Contract (SSB/IDEX/WMAS/WGS)

60. Novak incorporates by reference his responses to paragraphs 1-12 and 14-20.

61. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 61 and therefore denies the same.

62. Novak lacks knowledge or information sufficient to admit or deny the allegations in paragraph 62 and therefore denies the same.

AFFIRMATIVE DEFENSES

As and for affirmative defenses to the Complaint filed herein, Defendant Novak alleges as follows:

1. Plaintiff's damages, if any, were caused by or contributed to by Plaintiff's negligence.
2. Plaintiff has failed to state a claim upon which relief can be granted.
3. Plaintiff's claims are barred by the doctrine of estoppel.
4. Plaintiff failed to mitigate his damages.

WHEREFORE, the answering defendant, David Novak, demands judgment as follows:

1. Dismissal of the plaintiff's Complaint upon its merits, together with costs, fees and disbursements incurred in the defense of the action:
2. For such further relief as the Court deems just and equitable.

CONSIGNY, ANDREWS, HEMMING
& GRANT, S.C.

By: Holly D. Jensen [signature]
Holly D. Jensen
State Bar No: 1027570
Mark A. Schroeder
State Bar No: 1000061
303 East Court Street
P.O. Box 1449
Janesville, WI 53547-1449
608/755-5050
608/755-5057 (Fax)
Attorneys for Defendant.

C Lit ✓ LS ✓ processing 3-__-04

STATE OF WISCONSIN CIRCUIT COURT ROCK COUNTY

RAMACHANDRA RAO, M.D.,

Plaintiff

v.

Case No. 03-CV-1661

Money Judgement: 30301

WMA SECURITIES, INC.,
WORLD GROUP SECURITIES, INC.,
IDEX INVESTOR SERVICES, INC.,
STATE STREET BANK & TRUST COMPANY
and DAVID NOVAK,

Defendants.

ANSWER OF WMA SECURITIES, INC.

Defendant, WMA Securities, Inc., by its attorneys, states for its answer and affirmative defenses as follows:

1. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 1 of the complaint.

2. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 2 of the complaint.

3. WMA Securities, Inc. admits that it is a foreign corporation and lacks information sufficient to form a belief as to the truth of the other allegations contained in paragraph 3 of the complaint.

4. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 4 of the complaint.

5. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 5 of the complaint.

6. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 6 of the complaint.

7. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 7 of the complaint.

8. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 8 of the complaint.

9. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 9 of the complaint.

10. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 10 of the complaint.

11. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 11 of the complaint.

12. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 12 of the complaint.

13. WMA Securities, Inc. incorporates its responses to

paragraphs 1-12 above.

14. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 14 of the complaint.

15. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 15 of the complaint.

16. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 16 of the complaint.

17. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 17 of the complaint.

18. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 18 of the complaint.

19. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 19 of the complaint.

20. WMA Securities, Inc. denies that it is vicariously liable for any of the alleged acts of Novak and lacks information sufficient to form a belief as to the truth of the other allegations contained in paragraph 20 of the complaint.

21. WMA Securities, Inc. incorporates its responses to paragraphs 1-12 above.

22. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 22 of the complaint.

23. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 23 of the complaint.

24. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 24 of the complaint.

25. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 25 of the complaint.

26. WMA Securities, Inc. incorporates its responses to paragraphs 1-12 and 14-20 above.

27. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 27 of the complaint.

28. WMA Securities, Inc. denies the allegations contained in paragraph 28 of the complaint.

29. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 29 of the complaint.

30. WMA Securities, Inc. denies the allegations contained in paragraph 30 of the complaint.

31. WMA Securities, Inc. denies the allegations contained

in paragraph 31 of the complaint.

32. WMA Securities, Inc. denies the allegations contained in paragraph 32 of the complaint.

33. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 33 of the complaint.

34. WMA Securities, Inc. incorporates its responses to paragraphs 1-12, 14-20 and 27-30 above.

35. WMA Securities, Inc. denies the allegations contained in paragraph 35 of the complaint.

36. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 36 of the complaint.

37. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 37 of the complaint.

38. WMA Securities, Inc. incorporates its responses to paragraphs 1-12, 14-20 and 27-30 above.

39. WMA Securities, Inc. denies the allegations contained in paragraph 39 of the complaint.

40. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 40 of the complaint.

41. WMA Securities, Inc. incorporates its responses to paragraphs 1-12, 14-20, 27-30, and 35-37 above.

42. WMA Securities, Inc. denies that it had a fiduciary duty to Dr. Rao and lacks information sufficient to form a belief as to the truth of the remaining allegations contained in paragraph 42 of the complaint.

43. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 43 of the complaint.

44. WMA Securities, Inc. incorporates its responses to paragraphs 1-12 and 14-20 above.

45. WMA Securities, Inc. denies the allegations contained in paragraph 45 of the complaint.

46. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 46 of the complaint.

47. WMA Securities, Inc. incorporates its responses to paragraphs 1-12 and 14-20 above.

48. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 48 of the complaint.

49. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 49 of the complaint.

50. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 50 of the complaint.

51. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 51 of the complaint.

52. WMA Securities, Inc. incorporates its responses to paragraphs 1-12 and 14-20 above.

53. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 53 of the complaint.

54. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 54 of the complaint.

55. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 55 of the complaint.

56. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 56 of the complaint.

57. WMA Securities, Inc. incorporates its responses to paragraphs 1-12, 14-20, 27-33, 35-37, 39-40 and 42-43 above.

58. WMA Securities, Inc. denies that it has a duty of good faith and denies that it breached that duty if it had one and lacks information sufficient to form a belief as to the truth of the remaining allegations from paragraph 58 of the complaint.

59. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in

paragraph 59 of the complaint.

60. WMA Securities, Inc. incorporates its responses to paragraphs 1-12 and 14-20 above.

61. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 61 of the complaint.

62. WMA Securities, Inc. lacks information sufficient to form a belief as to the truth of the allegations contained in paragraph 62 of the complaint.

AFFIRMATIVE DEFENSES

1. Plaintiff has failed to state a claim upon which relief can be granted against WMA Securities, Inc.

2. Plaintiff has failed to mitigate his damages.

3. If plaintiff has suffered any damages, the damages were the result of his own actions or inactions or the actions or inactions of individuals and entities other than WMA Securities, Inc.

4. Plaintiff was contributorially negligent.

5. If Novak was an agent of WMA Securities, Inc., he acted outside the scope of his agency and WMA Securities, Inc. is not responsible for his actions or inactions.

6. The alleged actions of Novak were a superseding or intervening cause of any damages to the plaintiff.

7. Upon information and belief, plaintiff has a written arbitration agreement with all or some of the defendants.

Accordingly, this dispute should proceed to arbitration and this action should be stayed.

Dated this 30th day of March, 2004.

Mallery & Zimmerman, S.C.
Plaintiffs for defendant, WMA Securities, Inc.

By: ______________________
Sean Lanphier
State Bar No. 1010752

MALLERY & ZIMMERMAN, S.C.
731 North Jackson Street, Suite 900
Milwaukee, WI 53202-4697
Telephone: 414-271-2424
Fax: 414-271-8678
e-mail: slanphier@mzmilw.com

STATE OF WISCONSIN CIRCUIT COURT ROCK COUNTY

RAMACHANDRA RAO, MD

Plaintiff,

Case No. 03-CV-1661

vs.

WMA SECURITIES, INC.

WORLD GROUP SECURITIES, INC.

INDEX INVESTOR SERVICES, INC.

STATE STREET BANK & TRUST COMPANY

DAVID NOVAK,

Defendants.

ANSWER AND AFFIRMATIVE DEFENSES OF DEFENDANT WORLD GROUP SECURITIES, INC.

NOW COMES defendant World Group Securities, Inc., ("World Group Securities") by Coyne, Niess, Schultz, Becker & Bauer, S.C. by Todd A. Becker and answers and affirmatively alleges in response to the complaint of plaintiff as follows:

1. Answering paragraph 1, admit.

2. Answering paragraph 2, allege information insufficient to form a belief as to the allegations contained therein and accordingly deny all such allegations and leave plaintiff to his proof thereof.

3. Answering paragraph 3, allege information insufficient to form a belief as to the allegations contained therein and accordingly deny all such allegations and leave plaintiff to his proof thereof.

4. Answering paragraph 4, admit that World Group Securities is a broker-dealer in the securities business and that its principal offices are located in Duluth, Georgia.

5. Answering paragraph 5, allege information insufficient to form a belief as to the allegations contained therein and accordingly deny all such allegations and leave plaintiff to his proof thereof.

6. Answering paragraph 6, allege information insufficient to form a belief as to the allegations contained therein and accordingly deny all such allegations and leave plaintiff to his proof thereof.

7. Answering paragraph 7, allege information insufficient to form a belief as to the allegations contained therein and accordingly deny all such allegations and leave plaintiff to his proof thereof.

8. Answering paragraph 8, allege information insufficient to form a belief as to the allegations contained therein and accordingly deny all such allegations and leave plaintiff to his proof thereof.

9. Answering paragraph 9, allege information insufficient to form a belief as to the allegations contained therein and accordingly deny all such allegations and leave plaintiff to his proof thereof.

10. Answering paragraph 10, allege that the allegations contained therein are sufficiently vague with respect to time, scope and circumstance, such as to be incapable of being either

admitted or denied and accordingly deny all such allegations and leave plaintiff to his proof thereof; further allege that at a certain point in time, on or after April 12, 2002, certain client accounts of WMAS were transferred to World Group Securities, including Dr. Rao's; however, also allege that Dr. Rao, upon information and belief, was notified of the pending transfer and provided the opportunity to notify WMAS not to transfer his account, and upon information and belief, Dr. Rao did not respond; further allege that World Group Securities' responsibilities with respect to the client accounts transferred from WMAS are a matter of contract; to the extent any negligence or liability is pled or implied against World Group Securities in paragraph 10, the same is denied.

11. Answering paragraphs 11 and 12, which comprise plaintiff's first cause of action, allege that said paragraphs contain no allegations against World Group Securities and accordingly require no response; however, to the extent any negligence or liability on the part of World Group Securities is implied therein, the same is denied.

12. Answering paragraphs 13-20 inclusive, which comprise plaintiff's second cause of action, World Group Securities alleges that said paragraphs make no allegations against it and thereby require no response from it; to the extent any negligence or liability on the part of World Group Securities is implied therein, the same is expressly denied.

13. Answering paragraph 21, reallege and incorporate herein by this reference, as if set forth in full the entirety of World Group Securities' answers and other allegations as set forth in paragraphs 1-12 above.

14. Answering paragraph 22, allege information insufficient to form a belief as to the allegations contained therein and in particular with respect to the use of the phrase "...Dr. Rao's

account statements..." as the same is vague and indefinite as to which account statements are being referenced, and accordingly deny all such allegations and leave plaintiff to his proof thereof; however, admit that there are certain statements from or after April 12, 2002 which Dr. Rao received from IDEX which do list World Group Securities as the broker-dealer.

15. Answering paragraph 23, to the extent that said paragraph implies, assumes or pleads that Mr. Novak was an employee or agent of World Group Securities, deny all such allegations; further, allege that Mr. Novak was never an employee, agent or representative of World Group Securities, and Mr. Novak did not have any association or relationship with World Group Securities whatsoever; therefore, World Group Securities never terminated any relationship or association with Mr. Novak and never notified plaintiff or anyone else of any termination; allege that upon information and belief Mr. Novak was terminated by WMAS in whatever capacity he had been engaged with or by WMAS and that such termination took place on or about April 2001, approximately one year prior to World Group Securities commencing business as a broker-dealer and accepting transfer of certain client accounts of WMAS; deny, given that World Group Securities never employed, otherwise engaged, or terminated Mr. Novak, that it had any duty to notify Dr. Rao of Mr. Novak's termination by WMAS; further allege that the statements received by Dr. Rao which are alleged to have contained Mr. Novak's name and reference to World Group Securities as the broker-dealer for Dr. Rao, were not prepared and submitted by World Group Securities; given the foregoing, World Group Securities denies any negligence or other liability in not notifying plaintiff of Mr. Novak's termination with WMAS.

16. Answering paragraph 24, deny that Mr. Novak ever performed services on the account during the time World Group Securities was the broker-dealer, upon information and

belief allege that Mr. Novak had been terminated by WMAS in April 2001 and was never employed or otherwise engaged by World Group Securities; allege information insufficient to form a belief as to the remaining allegations contained therein and accordingly deny all such allegations and leave plaintiff to his proof thereof.

17. Answering paragraph 25, deny all liability on the part of World Group Securities, whether pled or implied therein.

18. Answering paragraphs 26-33 of the complaint; said paragraphs comprising plaintiff's fourth cause of action, allege that said paragraphs make no allegations against World Group Securities and accordingly require no response from World Group Securities; to the extent, if any, negligence or liability is pled or implied therein on the part of World Group Securities, the same is denied.

19. Answering paragraphs 34-37, inclusive, of plaintiff's complaint, said paragraphs comprising plaintiff's fifth cause of action, World Group Securities alleges that said paragraphs make no allegation against it and accordingly require no response from it; to the extent, if any, negligence or liability is pled or implied on the part of World Group Securities, the same is denied.

20. Answering paragraphs 38, 39 and 40, said paragraphs comprising plaintiff's sixth cause of action, allege that said paragraphs make no allegation against World Group Securities and accordingly require no response from it; to the extent, if any, negligence or liability is pled or implied on the part of World Group Securities, the same is denied.

21. Answering paragraphs 41, 42 and 43, said paragraphs comprising plaintiff's seventh cause of action, allege that said paragraphs make no allegations against World Group Securities

and accordingly require no response from it; to the extent, if any, negligence or liability is pled or implied on the part of World Group Securities, the same is denied.

22. Answering paragraphs 44, 45 and 46, said paragraphs comprising plaintiff's eighth cause of action, allege that said paragraphs make no allegations against World Group Securities and accordingly require no response from it; to the extent, if any, negligence or liability is pled or implied on the part of World Group Securities, the same is denied.

23. Answering paragraphs 47-51 inclusive, said paragraphs comprising plaintiff's ninth cause of action, allege that said paragraphs make no allegations against World Group Securities and accordingly require no response from it; to the extent, if any, negligence or liability is pled or implied on the part of World Group Securities, the same is denied.

24. Answering paragraph 52-56 inclusive, said paragraphs comprising plaintiff's tenth cause of action, allege that said paragraphs make no allegations against World Group Securities and accordingly require no response from it; to the extent, if any, negligence or liability is pled or implied on the part of World Group Securities, the same is denied.

25. Answering paragraphs 57, 58 and 59, said paragraphs comprising plaintiff's eleventh cause of action, allege that said paragraphs make no allegations against World Group Securities and accordingly require no response from it; to the extent, if any, negligence or liability is pled or implied on the part of World Group Securities, the same is denied.

26. Answering paragraph 60, incorporate herein by this reference as if set forth in full, the entirety of World Group Securities' answers and other allegations contained in paragraphs 1-25 above.

27. Answering paragraph 61, deny all allegations of breach or other liability pled therein against World Group Securities.

28. Answering paragraph 62, deny any breach on the part of World Group Securities or any other liability whether pled or implied therein to plaintiff; allege information insufficient to form a belief as to the remaining allegations contained therein with respect to plaintiff's damages and leave plaintiff to his proof thereof.

AFFIRMATIVE DEFENSES

29. As and for a first affirmative defense, World Group Securities reserves the right to allege, should discovery so warrant, that plaintiff was negligent with respect to his own conduct, if established, in failing to discover and report unauthorized withdrawals, and that if established such negligence on his part is a cause of damage to him and accordingly acts to completely or proportionately bar any recovery sought by him herein.

30. As and for a second affirmative defense, World Group Securities reserves the right to allege, should discovery so warrant, that plaintiff has failed to mitigate his damages.

31. As and for a third affirmative defense, World Group Securities reserves the right to allege that plaintiff's damages were caused by the acts, omissions or breaches of other persons or entities including, but not limited to, parties herein or as a result of other acts, omissions or conduct not pled herein.

32. As and for a fourth affirmative defense, World Group Securities reserves the right to allege, should discovery so warrant, that plaintiff's causes of action fail, as a matter law, to state a cause of action against it.

WHEREFORE, defendant World Group Securities, Inc. demands judgment in its favor, dismissing plaintiff's complaint in its entirety, on the merits, with prejudice and costs as allowed by law.

Dated this 25th day of March, 2004.

COYNE, NIESS, SCHULTZ,
BECKER & BAUER, S.C.

Todd A. Becker, #1013466
Attorney for World Group Securities, Inc.
150 E. Gilman St., Suite 1000
Madison, WI 53703
(608) 255-1388

Pleading
Rao

LIT ✓
CIS ✓

STATE OF WISCONSIN CIRCUIT COURT ROCK COUNTY

RAMACHANDRA RAO, M.D.
839 Suffolk Drive
Janesville, WI 53545,

Plaintiff,

vs.

Civil Case No. 03 CV 1661
money judgment: 30301

WMA SECURITIES, INC
332 Washington Street Northwest
Gainesville, GA 30501,

WORLD GROUP SECURITIES, INC.
11315 Johns Creek Parkway
Duluth, GA 30097-1517,

IDEX INVESTOR SERVICES, INC.
P.O. Box 9010
Clearwater, FL 33758-9010,

STATE STREET BANK & TRUST COMPANY
225 Franklin street
Boston, MA 12110,

and

DAVID NOVAK
950 Westmore
Wynetka, IL 60093

Defendants.

ANSWER AND AFFIRMATIVE DEFENSES
OF DEFENDANT IDEX INVESTOR SERVICES, INC.

Defendant IDEX Investor Services, Inc. (IDEX), by its attorneys, LaFollette Godfrey & Kahn, answer the plaintiff's complaint as follows:

1. Admit the allegations in paragraph 1.

2. IDEX lacks information sufficient to admit or deny the allegations in paragraph 2 and, accordingly, denies those allegations.

3. IDEX lacks information sufficient to admit or deny the allegations in paragraph 3 and, accordingly, denies those allegations.

4. IDEX lacks information sufficient to admit or deny the allegations in paragraph 4 and, accordingly, denies those allegations.

5. Admit the allegations in paragraph 5, except as to the address of IDEX's principal place of business, which is 570 Carillon Parkway, St. Petersburg, Florida 33716.

6. Admit the allegations in paragraph 6.

7. Admit the allegations in paragraph 7.

8. Admit that the Individual Retirement Account Custodial Agreement sets forth certain terms applicable to Dr. Rao's account, but affirmatively allege that additional terms applicable to Dr. Rao's account are contained in other documents, including without limitation the Individual Retirement Account Disclosure Statement, the IRA Application, the Retirement Plan Transfer Request Form, and the account prospectus.

9. Admit the allegations in paragraph 9.

10. Admit that Dr. Rao's account was transferred to WGS. IDEX lacks information sufficient to admit or deny the remaining allegations in paragraph 10, including the allegation that WGS assumed all duties and obligations of WMAS with regard to any asset.

First Cause of Action: Conversion (Novak)

11. IDEX lacks information sufficient to admit or deny the allegations in paragraph 11 and, accordingly, denies those allegations.

12. IDEX lacks information sufficient to admit or deny the allegations in paragraph 12 and, accordingly, denies those allegations.

Second Cause of Action: Agency/Conversion (WMAS)

13. IDEX incorporates by reference its responses to paragraphs 1 through 12.

14. IDEX lacks information sufficient to admit or deny the allegations in paragraph 14 and, accordingly, denies those allegations.

15. Admit the allegations in paragraph 15 upon information and belief.

16. Admit the allegations in paragraph 16 upon information and belief.

17. IDEX lacks information sufficient to admit or deny the allegations in paragraph 17 and, accordingly, denies those allegations.

18. Deny the allegations in paragraph 18.

19. IDEX lacks information sufficient to admit or deny the allegations in paragraph 19 and, accordingly, denies those allegations.

20. IDEX lacks information sufficient to admit or deny the allegations in paragraph 20 and, accordingly, denies those allegations.

Third Cause of Action: Agency/Conversion (WGS)

21. IDEX incorporates by reference its responses to Paragraphs 1 through 20.

22. IDEX lacks information sufficient to admit or deny the allegations in paragraph 22 and, accordingly, denies those allegations.

23. IDEX lacks information sufficient to admit or deny the allegations in paragraph 23 and, accordingly, denies those allegations.

24. IDEX denies that Novak performed services on Dr. Rao's account between April 2002 and January 2003. IDEX lacks information sufficient to admit or deny the remaining allegations in paragraph 24 and, accordingly, denies those allegations.

25. IDEX lacks information sufficient to admit or deny the allegations in paragraph 25 and, accordingly, denies those allegations.

Fourth Cause of Action: Intentional Misrepresentation (WMAS)

26. IDEX incorporates by reference its responses to Paragraphs 1 through 25.

27. IDEX lacks information sufficient to admit or deny the allegations in paragraph 27, and accordingly, denies those allegations.

28. IDEX lacks information sufficient to admit or deny the allegations in paragraph 28, and accordingly, denies those allegations.

29. IDEX lacks information sufficient to admit or deny the allegations in paragraph 29, and accordingly, denies those allegations.

30. IDEX lacks information sufficient to admit or deny the allegation that WMAS failed to notify Dr. Rao of the allegations against Novak. IDEX therefore lacks information sufficient to admit or deny the allegations in paragraph 30 and, accordingly, denies those allegations.

31. IDEX lacks information sufficient to admit or deny the allegation that WMAS failed to notify Dr. Rao of the allegations against Novak. Accordingly, IDEX denies the remaining allegations in paragraph 31, including the allegation that any untrue representation was made to Dr. Rao, and the allegation that any alleged misrepresentation to Dr. Rao was made intentionally or recklessly.

32. IDEX lacks information sufficient to admit or deny the allegation that WMAS failed to notify Dr. Rao of the allegations against Novak. Accordingly, IDEX denies the remaining

allegations in paragraph 32, including the allegation that any untrue representation was made to Dr. Rao, and the allegation that any alleged misrepresentation to Dr. Rao was made with intent to deceive Dr. Rao or to induce Dr. Rao to act upon it to his detriment.

33. IDEX lacks information sufficient to admit or deny the allegations in paragraph 33, and accordingly, denies those allegations.

Fifth Cause of Action: Strict Responsibility Misrepresentation (WMAS)

34. IDEX incorporates by reference its responses to Paragraphs 1-33.

35. IDEX lacks information sufficient to admit or deny the allegations in paragraph 35, and accordingly, denies those allegations.

36. IDEX lacks information sufficient to admit or deny the allegations in paragraph 36, and accordingly, denies those allegations.

37. IDEX lacks information sufficient to admit or deny the allegations in paragraph 37, and accordingly, denies those allegations.

Sixth Cause of Action: Negligent Misrepresentation (WMAS)

38. IDEX incorporates by reference its responses to paragraphs 1-37.

39. IDEX lacks information sufficient to admit or deny the allegations in paragraph 39, and accordingly, denies those allegations.

40. IDEX lacks information sufficient to admit or deny the allegations in paragraph 40, and accordingly, denies those allegations.

Seventh Cause of Action: Breach of Fiduciary Duty (WMAS)

41. IDEX incorporates by reference its responses to Paragraphs 1-40.

42. IDEX lacks information sufficient to admit or deny the allegations in paragraph 42, and accordingly, denies those allegations.

43. IDEX lacks information sufficient to admit or deny the allegations in paragraph 43, and accordingly, denies those allegations.

Eighth Cause of Action: Negligence (WMAS)

44. IDEX incorporates by reference its responses to Paragraphs 1-43.

45. IDEX lacks information sufficient to admit or deny the allegations in paragraph 45, and accordingly, denies those allegations.

46. IDEX lacks information sufficient to admit or deny the allegations in paragraph 46, and accordingly, denies those allegations.

Ninth Cause of Action: Negligence (IDEX)

47. IDEX incorporates by reference its responses to Paragraphs 1-46.

48. Admit the allegations in paragraph 48.

49. Admit that IDEX had a duty to use reasonable care in preparing statements of Dr. Rao's account. Allege affirmatively that statements of Dr. Rao's account were necessarily and reasonably based on information provided to IDEX by third parties, including Novak, WMAS and others. Allege affirmatively that Dr. Rao had an obligation to review statements of his account and to report errors, inaccuracies or unauthorized transactions.

50. Deny the allegations in paragraph 50.

51. Deny the allegations in paragraph 51.

Tenth Cause of Action: Negligence (SSB)

52. IDEX incorporates by reference its responses to paragraphs 1-51.

53. Admit the allegations in paragraph 53.

54. Deny the allegations in paragraph 54. Allege affirmatively that State Street Bank & Trust Company was obligated to disburse funds from Dr. Rao's account according to the terms in

the Individual Retirement Account Custodial Agreement, Individual Retirement Account Disclosure Statement, the IRA Application, and the Retirement Plan Transfer Request Form.

55. Deny the allegations in paragraph 55.

56. Deny the allegations in paragraph 56.

Eleventh Cause of Action: Breach of Implied Duty of Good Faith in Performance of Contract (WMAS)

57. IDEX incorporates by reference its responses to paragraphs 1-56.

58. IDEX lacks information sufficient to admit or deny the allegations in paragraph 58, and accordingly, denies those allegations.

59. IDEX lacks information sufficient to admit or deny the allegations in paragraph 59, and accordingly, denies those allegations.

Twelfth Cause of Action: Breach of Contract (SSB/IDEX/WMAS/WGS)

60. IDEX incorporates by reference its responses to Paragraphs 1-60.

61. Deny the allegations in paragraph 61. Allege affirmatively that IDEX performed its obligations under any contract related to Dr. Rao's Account.

62. IDEX denies the allegations in paragraph 62 as they pertain to IDEX. IDEX lacks information sufficient to admit or deny the remaining allegations in paragraph 62.

AFFIRMATIVE DEFENSES

Contributory Negligence

Dr. Rao's negligence in failing to discover and report alleged unauthorized withdrawals is greater than any negligence of IDEX in preventing such unauthorized withdrawals.

Failure to Mitigate

The plaintiff failed to take reasonable steps to detect and mitigate his claimed losses.

Contractual Release

The claims against IDEX are barred or otherwise limited by the terms of the release provision in Part Three, Section 15(c) of the Individual Retirement Account Custodial Agreement, according to which the plaintiff has released IDEX from all liability for any transaction not objected to within sixty days after a statement showing or reflecting the transaction is sent.

Indemnification

The claims against IDEX are barred or otherwise limited by the terms of indemnification provision in Part Three, Section 15(f) of the Individual Retirement Account Custodial Agreement.

Failure to State a Claim Upon Which Relief Can Be Granted

The allegations in the Complaint against IDEX, even if true, fail to state a claim upon which relief can be granted.

Economic Loss Doctrine

The recovery of tort damages for the claims of breach of contract alleged in the Complaint are barred by the economic loss doctrine.

WHEREFORE, IDEX requests that the claims against them be dismissed with prejudice and that costs and attorney's fees be awarded to them and that Court award to them other relief as it deems appropriate.

Dated: February 27, 2004

LA FOLLETTE GODFREY & KAHN
an office of Godfrey & Kahn, S.C.

Robert J. Dreps
State Bar No. 01006643
James D. Peterson
State Bar No. 1022819
One East Main Street
P.O. Box 2719
Madison, WI 53701-2719
(608) 257-3911
Attorneys for Defendants

MN199540_1.DOC

CERTIFICATE OF SERVICE

I hereby certify that I caused a true and correct copy of the foregoing ANSWER AND AFFIRMATIVE DEFENSES OF DEFENDANT IDEX INVESTOR SERVICES, INC. to be served upon the following via First Class Mail, on February 27, 2004, at the following address:

Sara L. Gehrig
Larry W. Barton
NOWLAN & MOUTAT LLP
100 S. Main Street
P.O. Box 8100
Janesville, WI 53547-8100

WMA SECURITIES, INC
332 Washington Street Northwest
Gainesville, GA 30501,

WORLD GROUP SECURITIES, INC.
11315 Johns Creek Parkway
Duluth, GA 30097-1517,

STATE STREET BANK & TRUST COMPANY
LaFollette Godfrey & Kahn
P.O. Box 2719
Madison, WI 53701-2719

DAVID NOVAK
950 Westmore
Wynetka, IL 60093

Lisa P. Abelson

pleading

CT System

Service of Process Transmittal Form
Plantation, Florida

01/16/2004

Via Federal Express (2nd Day)

TO: John Carter Attorney
Western Reserve Life Assurance Co. of Ohio
570 Carillon Parkway
St. Petersburg, FL 33716

RECEIVED
JAN 2 0 2004
LAW DEPT - JKC

RE: **PROCESS SERVED IN FLORIDA**

FOR Idex Investor Services, Inc. Domestic State: Fl
True Name : Aegon/Transamerica Investor Services, Inc.

ENCLOSED ARE COPIES OF LEGAL PROCESS RECEIVED BY THE STATUTORY AGENT OF THE ABOVE COMPANY AS FOLLOWS:

1. TITLE OF ACTION: Ramachandra Rao, M.D., Pltf. vs WMA Securities, Inc., et al including Idex Investor Services, Inc., Dfts.

2. DOCUMENT(S) SERVED: Letter directed to Sheriff, Summons, Complaint, Exhibits

3. COURT: Rock County Circuit Court, WI
Case Number 03-CA-1661

4. NATURE OF ACTION: Breach of Contract; engaging in a course of conduct which permitted and facilitated the theft of Pltfs. funds; inaccurate preparation of certain periodic written statements reflecting status of Pltfs. account

5. ON WHOM PROCESS WAS SERVED: CT Corporation System, Plantation, Florida

6. DATE AND HOUR OF SERVICE: By Process server on 01/16/2004 at 09:55

7. APPEARANCE OR ANSWER DUE: Within 45 days

March 1, 2004

8. ATTORNEY(S): Sara L. Gehrig
(608) 755-8100
100 S. Main Street
P.O. Box 8100
Janesville, WI 53547-8100

9. REMARKS:
i-Note sent 01/16/2004 to VRENNER@AEGONUSA.COM
i-Note sent 01/16/2004 to JCARTER@AEGONUSA.COM

CC: Victoria Renner Legal Assistant
Western Reserve Life Assurance Co. of Ohio
PO Box 5068
Clearwater, FL 33758-5068

SIGNED CT Corporation System
PER Anne Boutilier /DM
ADDRESS 1200 South Pine Island Road
Plantation, FL 33324
SOP WS 0005995370

Nowlan & Mouat LLP

JAMES R. CRIPE
BRUCE R. BRINEY
SCOTT F. SHADEL
DENNIS L. HANSCH
FREDERICK L. WESNER
DAVID C. MOORE
CAROL J. HATCH
KAYLA K. HILLER
JOHN M. WOOD
SARA L. GEHRIG
STEVEN T. CAYA
Of Counsel:
LARRY W. BARTON

January 9, 2004

Broward Sheriff's Office
Civil Division
P.O. Box 9507
Ft. Lauderdale, FL 33310

RE: Ramachandra Rao, M.D. vs. WMA Securities, Inc., et al.
Case No. 03 CV 1661, Rock County, Wisconsin

Dear Sir or Madam:

We are returning to you one (1) authenticated copy (and one (1) regular copy) of a Summons and Complaint for Money Judgment relating to the above-referenced matter, which we ask that you serve on the Registered Agent for the Defendant Idex Investor Services, Inc. at the last known address listed below:

CT Corporation System
1200 S. Pine Island Rd.
Plantation, FL 33324

We have enclosed a check in the amount of $50.00 for the Out-of-State Non-Enforceable Process fee.

Please contact me if you have any questions.

Thank you.

Sincerely,

NOWLAN & MOUAT LLP

Crystal D. Helmeid
Legal Assistant for Attorney Sara L. Gehrig

CDH
Enclosure
pc: Ramachandra Rao, M.D.
Attorney Larry W. Barton

100 SOUTH MAIN STREET • P.O. BOX 8100 • JANESVILLE, WISCONSIN 53547-8100 • FAX: 608-755-8110 • TELEPHONE: 608-755-8100
nowlan@nowlan.com

14

STATE OF WISCONSIN CIRCUIT COURT ROCK COUNTY

RAMACHANDRA RAO, M.D.
839 Suffolk Drive
Janesville, WI 53545,

Plaintiff,

vs.

WMA SECURITIES, INC.
332 Washington Street Northwest
Gainesville, GA 30501,

WORLD GROUP SECURITIES, INC.
11315 Johns Creek Parkway
Duluth, GA 30097-1517,

IDEX INVESTOR SERVICES, INC.
P.O. Box 9010
Clearwater, FL 33758-9010,

STATE STREET BANK & TRUST COMPANY
225 Franklin Street
Boston, MA 12110,

and

DAVID NOVAK
950 Westmore
Wynetka, IL 60093,

Defendants.

SUMMONS

Money Judgment: 30301

Case No. 03 CV 1661

DATE 01-16-04
HOUR 0955
DEPUTY SHERIFF Sue Boyer #1490

ROCK COUNTY, WI.
FILED
2003 DEC 17 PM 3:36
CLERK OF CIRCUIT COURT

TRIAL JUDGE
JAMES E. WELKER

THE STATE OF WISCONSIN

To each person named above as defendant:

You are hereby notified that the plaintiff named above has filed a lawsuit or other legal action against you. The Complaint, which is attached, states the nature and basis of the legal action.

Within 45 days of receiving this Summons, you must respond with a written answer, as that term is used in Chapter 802 of the Wisconsin Statutes, to the Complaint. The Court may reject or disregard an answer that does not follow the requirements of the Statutes. The answer must be sent or delivered to the Court, whose address is:

Clerk of Circuit Court
Rock County Courthouse
51 S. Main Street
Janesville, WI 53545

and to Sara L. Gehrig, Plaintiff's attorney, whose address is:

Nowlan & Mouat LLP
100 South Main Street
P.O. Box 8100
Janesville, Wisconsin 53547-8100

You may have an attorney help or represent you.

If you do not provide a proper answer within 45 days, the Court may grant judgment against you for the award of money or other legal action requested in the Complaint, and you may lose your right to object to anything that is or may be incorrect in the Complaint. A judgment may be enforced as provided by law. A judgment awarding money may become a lien against any real estate you own now or in the future, and may also be enforced by garnishment or seizure of property.

If you require the assistance of auxiliary aids or services because of a disability call (608) 743-2214 and ask for the court ADA coordinator.

DATED this 17th day of December, 2003.

By: Sara L. Gehrig
Sara L. Gehrig
State Bar No.: 1043246

NOWLAN & MOUAT LLP
100 S. Main Street
P.O. Box 8100
Janesville, WI 53547-8100
(608) 755-8100

I:\ATTY\Gehrig\Rao\Summons.wpd

Attorneys for Plaintiff

STATE OF WISCONSIN CIRCUIT COURT ROCK COUNTY

RAMACHANDRA RAO, M.D.
839 Suffolk Drive
Janesville, WI 53545,

Plaintiff,

vs.

WMA SECURITIES, INC.
332 Washington Street Northwest
Gainesville, GA 30501,

WORLD GROUP SECURITIES, INC.
11315 Johns Creek Parkway
Duluth, GA 30097-1517,

IDEX INVESTOR SERVICES, INC.
P.O. Box 9010
Clearwater, FL 33758-9010,

STATE STREET BANK & TRUST COMPANY
225 Franklin Street
Boston, MA 12110,

and

DAVID NOVAK
950 Westmore
Wynetka, IL 60093,

Defendants.

COMPLAINT

Money Judgment: 30301

Case No. 03 CV 1661

The Plaintiff, by his attorney, Nowlan & Mouat LLP, by Attorneys Larry W. Barton and Sara L. Gehrig, for his Complaint against the Defendants alleges as follows:

1. Plaintiff Ramachandra Rao, M.D., (hereafter "Dr. Rao") resides at 839 Suffolk Drive in Janesville, Wisconsin 53545.

2. Defendant David Novak (hereafter "Novak") is an adult man who, upon

information and belief, resides at 950 Westmore in Wynetka, Illinois 60093, and was an employee of WMA Securities, Inc., in Skokie, Illinois, between September 29, 1999, and on or about April, 2001.

3. Upon information and belief, Defendant WMA Securities, Inc. (hereafter "WMAS") is a foreign corporation which, between September 29, 1999, and April 12, 2002, was engaged in the securities business. Its principal offices are located at 332 Washington Street Northwest, Gainesville, GA 30501.

4. Upon information and belief, Defendant World Group Securities, Inc., (hereafter "WGS") is a foreign corporation engaged in the securities business. Its principal offices are located at 11315 Johns Creek Parkway, Duluth, GA 30097-1517.

5. Defendant IDEX Investor Services, Inc., (hereafter "IDEX") is a foreign corporation engaged in the securities business. Its principal offices are located at P.O. Box 9010, Clearwater, FL 33758-9010.

6. Defendant State Street Bank & Trust Company (hereafter "SSB") is a foreign corporation engaged in, among other things, the business of acting as custodian for securities accounts. Its principal offices are located at 225 Franklin Street in Boston, MA 12110.

7. On or about September 29, 1999, Dr. Rao, through Novak, opened an IRA account with IDEX, creating Account No. 99786172 (hereafter "Account").

8. The terms of the written contract between Dr. Rao, WMAS and IDEX are set forth in the Individual Retirement Account Custodial Agreement (hereafter "Custodial Agreement"), attached hereto and incorporated herein as Exhibit A.

9. On January 1, 2000, Dr. Rao's Account had a balance of $714,511.18.

10. Upon information and belief, on or about April 12, 2002, WGS assumed the accounts of WMAS and all duties and obligations associated with those accounts. Dr. Rao's Account was included in that transfer.

FIRST CAUSE OF ACTION: CONVERSION (Novak)

11. Between January 2000 and August 16, 2002, Novak intentionally took the property of Dr. Rao, to wit: funds in the amount of Three Hundred Ninety-Four Thousand One Hundred Twenty-Five Dollars ($394,125.00) from the Account.

12. Novak took said property of Dr. Rao without Dr. Rao's knowledge or consent and without lawful authority.

SECOND CAUSE OF ACTION: AGENCY/CONVERSION(WMAS)

13. Plaintiff realleges and incorporates by reference paragraphs 1-12.

14. Upon information and belief, between September 29, 1999, and on or about April, 2001 Novak was employed by WMAS and Novak was subject to WMAS' control or right to control his conduct in the performance of services for WMAS.

15. Upon information and belief, between October 1999 and April 2002 Novak and WMAS managed Dr. Rao's Account.

16. Upon information and belief, Novak was terminated by WMAS in April 2001.

17. At no time did WMAS notify Dr. Rao that Novak had been terminated or the reason for his termination.

18. Novak's name continued to appear on statements issued to Dr. Rao through April, 2002, together with WMAS, as brokerage firm managing the Account.

19. In the course of performing services for WMAS between September 1999 and April 2002 Novak stole Three Hundred Forty-Seven Thousand Nine Hundred Fifty-Five Dollars ($347,955.00) from the Account without the knowledge or consent of Dr. Rao.

20. WMAS is vicariously liable for Novak's acts of conversion performed between September 29, 1999, and April 2002 in the amount of Three Hundred Forty-Seven Thousand Nine Hundred Fifty-Five Dollars ($347,955.00).

THIRD CAUSE OF ACTION: AGENCY/CONVERSION (WGS)

21. Plaintiff realleges and incorporates by reference paragraphs 1-12.

22. Between April 2002 and January 2003 WGS appeared on Dr. Rao's Account statements as the brokerage firm managing the Account.

23. WGS never notified Dr. Rao of Novak's termination and Novak's name appeared on these statements as the agent employed by WGS to perform services for WGS as a broker/dealer on the Account.

24. In the course of performing services on the Account between April 2002 and

January 2003 Novak stole Forty-Six Thousand One Hundred Seventy Dollars ($46,170.00) from the Account without the knowledge or consent of Dr. Rao.

25. WGS is vicariously liable for Novak's acts of conversion performed between April 2002 and January 2003 in the amount of Forty-Six Thousand One Hundred Seventy Dollars ($46,170.00).

FOURTH CAUSE OF ACTION: INTENTIONAL MISREPRESENTATION (WMAS)

26. Plaintiff realleges and incorporates by reference paragraphs 1-12 and 14-20.

27. Between April 2001 and October 2001, upon information and belief, WMAS became aware that Novak was engaged in dishonest practices relating to the services he was performing for WMAS as a broker/dealer. Such activities included stealing funds from customers' accounts.

28. As the brokerage firm managing the Account between September 29, 1999, and April 2002 WMAS had a fiduciary relationship with Dr. Rao.

29. WMAS failed to notify Dr. Rao of Novak's dishonest practices relating to services Novak was performing for WMAS as a broker/dealer under circumstances in which WMAS had a duty to speak.

30. WMAS' failure to speak constitutes a withholding of truth, the equivalent of an untrue representation that Novak was not engaging in dishonest practices relating to the services he was performing for WMAS as a broker/dealer.

31. Such untrue representation was made knowing that the representation was untrue or recklessly without caring whether it was true or false.

32. Upon information and belief, WMAS made the representation with intent to deceive and induce Dr. Rao to act upon it to Dr. Rao's pecuniary damage.

33. Dr. Rao believed such representation to be true and relied on it to his financial detriment.

FIFTH CAUSE OF ACTION: STRICT RESPONSIBILITY MISREPRESENTATION (WMAS)

34. Plaintiff realleges and incorporates by reference paragraphs 1-12, 14-20 and 27-30.

35. Upon information and belief, WMAS made the untrue representation under circumstances in which WMAS necessarily ought to have known the truth or untruth of the statement, and WMAS was so situated that it had particular means of ascertaining the pertinent facts.

36. WMAS had an economic interest in the transaction.

37. Dr. Rao believed such representation to be true and relied on it to his financial detriment.

SIXTH CAUSE OF ACTION: NEGLIGENT MISREPRESENTATION (WMAS)

38. Plaintiff alleges and incorporates by reference paragraphs 1-12, 14-20 and 27-30.

39. WMAS was negligent in making this representation.

40. Dr. Rao believed such representation to be true and relied on it to his financial detriment.

SEVENTH CAUSE OF ACTION: BREACH OF FIDUCIARY DUTY (WMAS)

41. Plaintiff realleges and incorporates by reference paragraphs 1-12, 14-20, 27-30 and 35-37.

42. Upon information and belief, between October, 2001, and April, 2002, WMAS breached its fiduciary duty to Dr. Rao by failing to inform Dr. Rao that Novak had engaged in dishonest practices relating to accounts under his management, including Dr. Rao's Account.

43. Dr. Rao suffered damages as a result of this breach.

EIGHT CAUSE OF ACTION: NEGLIGENCE (WMAS)

44. Plaintiff realleges and incorporates by reference paragraphs 1-12 and 14-20.

45. WMAS, as employer of Novak, was negligent by failing to have in place supervisory procedures which would have prevented Novak's theft, failed to reasonably supervise Novak and failed to notify Plaintiff of Novak's dishonesty and termination of employment.

46. Plaintiff suffered damages as a result of such negligence.

NINTH CAUSE OF ACTION: NEGLIGENCE (IDEX)

47. Plaintiff realleges and incorporates by reference paragraphs 1-12 and 14-20.

48. Upon information and belief, IDEX prepared and issued all of the periodic written statements reflecting the status of Dr. Rao's Account.

49. IDEX had a duty to Dr. Rao to ensure that Account statements were accurate and complete and did not contain misleading or untrue information.

50. IDEX was negligent by providing statements to Dr. Rao which identified Novak as the broker/dealer on Dr. Rao's Account when, in fact, Novak had been fired in April 2001.

51. Such negligence caused damages to Dr. Rao.

TENTH CAUSE OF ACTION: NEGLIGENCE (SSB)

52. Plaintiff realleges and incorporates by reference paragraphs 1-12 and 14-20.

53. Upon information and belief, SSB has been the custodian of the Account since September 29, 1999.

54. SSB had a duty to Dr. Rao to ensure that funds were not wrongfully or fraudulently disbursed from the Account without Dr. Rao's legitimate authorization and consent.

55. Upon information and belief, SSB was negligent by allowing Novak to make improper withdrawals from Dr. Rao's Account without Dr. Rao's permission or authorization.

56. Such negligence caused damages to Dr. Rao.

ELEVENTH CAUSE OF ACTION: BREACH OF IMPLIED DUTY OF GOOD FAITH IN PERFORMANCE OF CONTRACT (WMAS)

57. Plaintiff realleges and incorporates by reference paragraphs 1-12, 14-20, 27-33, 35-37, 39-40, and 42-43.

58. Upon information and belief, WMAS breached its implied duty of good faith in performance of its contract with Dr. Rao by failing to take reasonable or adequate precautions to prevent Novak from stealing from Dr. Rao's Account and failing to notify Dr. Rao of Novak's unlawful activities and termination from employment.

59. Dr. Rao has suffered damages as a result of this breach.

TWELFTH CAUSE OF ACTION: BREACH OF CONTRACT
(SSB/IDEX/WMAS/WGS)

60. Plaintiff realleges and incorporates by reference paragraphs 1-12 and 14-20.

61. Upon information and belief, SSB, IDEX, WMAS and WGS, by their actions and inactions, breached their contract with Dr. Rao by engaging in a course of conduct which permitted and facilitated the theft by Novak of Dr. Rao's funds from the Account.

62. Dr. Rao has suffered damages as a result of this breach.

WHEREFORE, Plaintiff demands Judgment against WMAS, WGS, IDEX, SSB and Novak as follows:

A. For compensatory damages for the stolen funds, loss of investment value of stolen funds, any and all income tax penalties and interest resulting from improper disbursements and accounting costs necessarily incurred as a result of wrongful acts and adverse tax consequences;

B. For punitive damages against WMAS and Novak;

C. Costs and disbursements; and

D. Such other and further relief as the Court deems just and equitable.

DATED this 17th day of December, 2003.

By: Sara L. Gehrig
Sara L. Gehrig, State Bar No.: 1043246
Larry W. Barton, State Bar No.: 1010523

NOWLAN & MOUAT LLP
100 S. Main Street
P.O. Box 8100
Janesville, WI 53547-8100
(608) 755-8100

Attorneys for Plaintiff

I:\ATTY\Gehrig\Rao\draft of complaint.wpd

Individual Retirement Account Disclosure Statement

The following information is provided to you to meet the requirements of the Internal Revenue Code (the "Code") and Treasury regulations and should be reviewed together with *the IRA Custodial Agreement, the Application for your IRA and the Prospectus for IDEX* Mutual Funds. The provisions of the Custodial Agreement, Application and Prospectus govern in any instance where the Disclosure Statement is incomplete or appears to conflict with those documents. This Disclosure Statement provides a nontechnical summary of the law as in effect on January 1, 2002. New legislation or regulations may change the rules for IRAs described in this Disclosure Statement. Please consult with your tax advisor for more complete information and refer to IRS Publication 590.

You may use the Application in this Kit to establish only one Traditional IRA or one Roth IRA; separate Applications must be completed if you want to establish more than one type of IRA account.

Contributions to a Traditional IRA may be tax-deductible. Earnings and gains on amounts while held in a Traditional IRA are tax-deferred. Withdrawals are subject to federal income tax (except for after-tax contributions, which may be recovered without additional federal income tax).

Contributions to a Roth IRA are not tax-deductible, but withdrawals that meet certain requirements are not subject to federal income taxes. This makes the dividends and growth of the investments held in your Roth IRA tax-free for federal income tax purposes if the requirements are met.

State income tax treatment of your Traditional or Roth IRA may differ from federal treatment; ask your state tax department or your personal tax advisor for details.

This Disclosure Statement does not describe Traditional IRAs established in connection with a Simplified Employee Pension (SEP) plan. If you are interested in establishing a SEP-IRA, call IDEX Customer Service at 1-888-233-4339 and ask for the IDEX SEP-IRA Guide.

This Disclosure Statement also does not describe Traditional IRAs established in connection with SIMPLE IRA programs. If you are an employer interested in establishing a SIMPLE IRA program for your employees, call IDEX Customer Service at 1-888-233-4339 and ask for the IDEX SIMPLE IRA Employer Guide and IDEX SIMPLE IRA Employee Guide.

Your Right to Revoke Your IRA

You may revoke your IRA anytime within seven days after you sign the enrollment form and we accept it. To revoke your IRA, mail a written notice of revocation to IDEX Investor Services at the address at the end of this Disclosure Statement. Mailed notice will be deemed given on the date that it is postmarked (or, if sent by certified or registered mail, on the date of certification or registration). If you revoke your Traditional or Roth IRA within the seven-day period, you are entitled to a return of the entire amount you originally contributed into your IRA, without adjustment for such items as sales charges, administrative expenses or fluctuations in market value. For more information, call IDEX Customer Service at 1-888-233-4339.

ELIGIBILITY

What are the eligibility requirements?

You are eligible to establish and contribute to an IRA for a year if:

- You received compensation (or earned income if you are self-employed) during the year *for personal services you rendered. If you received taxable alimony, this is* treated as compensation for IRA purposes.
- For a Traditional IRA, you did not reach age 70½ during the year. In contrast to a Traditional IRA, you may establish and contribute to a Roth IRA after you reach age 70½.
- For a Roth IRA, you had adjusted gross income ("AGI") of less than $110,000 if you are a single taxpayer, or less than $160,000 if you are a married taxpayer filing jointly. (AGI is described on the next page of this Disclosure Statement.)

CONTRIBUTIONS

When can I make contributions?

You may make a contribution to your existing Traditional or Roth IRA or establish a new Traditional or Roth IRA for a taxable year by the due date (NOT including any extensions) for your federal income tax return for the year. Usually this is April 15 of the following year.

How much can I contribute?

For each year when you are eligible to contribute to a Traditional or Roth IRA, you can contribute up to the lesser of the specified annual amount (see chart below) or 100% of your compensation (or earned income, if you are self-employed). However, taxpayers with high income levels may not be able to contribute to a Roth IRA at all, or their contribution may be limited to an amount less than the specified annual amount.

The combined limit on contributions to both a Traditional and Roth IRA for an individual for a single calendar year is a specified annual amount. If you and your spouse each have IRAs, Traditional or Roth, each spouse may contribute up to the specified annual amount to his or her IRA for a year, as long as the combined compensation of both spouses for the year (as shown on your joint income tax return) is at least twice the specified annual amount.

Specified Annual Contribution Limit for Traditional and Roth IRAs

Tax Year	Under Age 50	Age 50 or Older*
2002 - 2004	$3,000	$3,500
2005	$4,000	$4,500
2006 - 2007	$4,000	$5,000
2008	$5,000	$6,000
2009 - 2010	$5,000 indexed to cost-of-living adjustments	$6,000 indexed for cost-of-living adjustments

* IRA owners age 50 or over may make these higher "catch-up" contributions as long as the owner attained age 50 during the year for which the contribution is made.

May I contribute to an IRA for my spouse?

If you meet the eligibility requirements, you may also contribute to a "Spousal Traditional IRA" or "Spousal Roth IRA" on behalf of your spouse, regardless of whether your spouse had any compensation or earned income in that year. You may only contribute to a Spousal Traditional IRA for each year before the year your spouse reaches age 70½. However, you may establish or continue making contributions to a Spousal Roth IRA after your spouse reaches age 70½. To make a contribution to a Spousal IRA, you must file a *joint tax return with your spouse for the year. For a Spousal IRA, your spouse must set* up an IRA, separate from yours, to which you contribute. The maximum contribution to either spouse's IRA is the specified annual amount for the year.

Does my income level affect how much I can contribute to an IRA?

- Traditional IRA

  No. However, your income level may affect whether your contributions to a Traditional IRA are deductible.

- Roth IRA

  Yes. Depending on the amount of your AGI and your filing status, you may not be able to contribute to a Roth IRA at all, or your contribution may be limited to an amount less than the specified annual amount. The annual contribution limit is reduced for taxpayers whose income exceeds $95,000 (single) or $150,000 (joint filer). You should consult your tax advisor to determine how these rules apply to your Roth IRA contribution for any particular tax year.

How do I determine my AGI?

Your AGI is your gross income minus those deductions which are available to all taxpayers even if they do not itemize their deductions. (Instructions to calculate your *AGI are provided with federal income tax Form 1040 or 1040A.) However, there are two* additional rules when calculating AGI for purposes of Roth IRA contribution limits. First, if you are making a deductible contribution for the year to a Traditional IRA, your AGI is reduced by the amount of the deduction. Second, if you are converting a Traditional IRA to a Roth IRA in a year (see the section captioned "Conversion of Existing Traditional IRA"), the amount includable in your income as a result of the conversion is not considered AGI when computing your Roth IRA contribution limit for the year.

What happens if I contribute more than allowed?

Any amount contributed to the IRA above the maximum is considered an "excess contribution." An excess contribution is subject to an excise tax of 6% for each year it remains in the IRA.

Excess contributions may be corrected without paying a 6% penalty. To do so, you must withdraw the excess and any earnings on the excess before the due date (including extensions) for filing your federal income tax return for the year for which you made the *excess contribution. A deduction should not be taken for any excess contribution to a* Traditional IRA. The earnings must be included in your income for the tax year for which the contribution was made.

What happens if I do not correct the excess contribution by the tax return due date?

Any excess contribution not withdrawn by the tax return due date (including any extensions) for the year for which the contribution was made will be subject to the 6% excise tax. In addition, you may be subject to a 10% premature withdrawal tax if you have not reached age 59½ (unless an exception to the 10% penalty tax applies) during the year n which the excess contribution was made. There will be an additional 6% excise tax for each subsequent year the excess remains in your account.

Under limited circumstances, you may correct an excess contribution after tax filing time by withdrawing the excess contribution (leaving the earnings on the excess contribution in the account). For a Traditional IRA this withdrawal will not be includable in income nor will it be subject to any premature withdrawal penalty if (1) your contributions (other than rollover contributions) to all Traditional IRAs do not exceed the maximum annual amount and (2) you did not take a deduction for the excess amount or, if you did take a deduction, you file an amended federal tax return (Form 1040X) which removes the excess deduction.

Excess contributions may be corrected in a subsequent year to the extent that you contribute less than your maximum contribution limit for the subsequent year. As the prior excess contribution is reduced or eliminated, the 6% excise tax will become correspondingly reduced or eliminated for subsequent tax years. Also, you may be able to take an income tax deduction for the amount of excess that was reduced or eliminated from a Traditional IRA, depending on whether you would be able to take a deduction if you had instead contributed the same amount to a Traditional IRA.

Are the earnings on my IRA funds taxed?

- Traditional IRA

  Any dividends on growth of the investments held in your Traditional IRA are generally exempt from federal income taxes and will not be taxed until withdrawn by you, unless the tax exempt status of your Traditional IRA is revoked.

- Roth IRA

  If the withdrawal qualifies as a tax-free withdrawal (see the section below captioned Withdrawals), amounts reflecting earnings or growth of assets in your Roth IRA will not be subject to federal income tax, unless the tax exempt status of your Roth IRA is revoked.

TAX CREDIT

What is the tax credit for contributions to an IRA?

A tax credit of up to $1,000 is available to individuals meeting certain age requirements (generally over age 18) and income requirements ($50,000 or less for joint filers, $25,000 or less for single filers or married individuals who file separately) for contributions to Traditional or Roth IRAs. The credit will be in addition to any deduction or exclusion that may otherwise be available, and varies from 10% to 50% of the contribution, depending upon your income and filing status.

DEDUCTIBILITY

What are the deduction restrictions for active participants?

- Traditional IRA

  If you (or your spouse) are an active participant in an employer plan during a year, the contribution to your Traditional IRA (or your spouse's Traditional IRA) may be completely, partially or not deductible, depending upon your filing status and your amount of AGI. No deduction will be allowed for any contribution which is made for the taxable year during which you attain age 70½ or for any subsequent year.

If contributions to your IRA are deductible, you may claim such deduction even if you do not itemize your deductions on your federal income tax return. You must make contributions to your IRA during the taxable year for which you claim the deduction or by the deadline for filing your federal income tax return for such year.

Even though part or all of your contribution is not deductible, you may still contribute to your Traditional IRA (and your spouse may contribute to his/her Traditional IRA) up to the limit on contributions. When you file your tax return for the year, you must designate the amount of non-deductible contributions to your Traditional IRA for the year. See IRS Form 8606.

- Roth IRA

  Does not apply since Roth IRA contributions are NOT deductible.

How do I know if my contribution is tax deductible?

- Traditional IRA

  The deductibility of your contribution depends upon whether you are an active participant in any employer-sponsored retirement plan and your income level. If you are not an active participant, the entire contribution to your Traditional IRA is deductible. If you are an active participant in an employer-sponsored plan, whether your Traditional IRA contribution is completely or partly deductible on your tax return depends upon the amount of your income.

Similarly, if your spouse is not an active participant in an employer-sponsored plan, the contribution to your spouse's Traditional IRA will be deductible. If your spouse is an active participant, the Traditional IRA contribution will be completely, partially or not deductible, depending upon your combined income.

An exception to the preceding rules applies to high-income married taxpayers, where one spouse is an active participant in an employer-sponsored plan and the other spouse is not. A contribution to the non-active participant spouse's Traditional IRA will be only partially deductible at an AGI on the joint tax return of $150,000. The deduction will be phased out over the next $10,000 so that there will be no deduction at all with an AGI level of $160,000 or higher.

Your (or your spouse's) Form W-2 should indicate if you (or your spouse) were an active participant in an employer-sponsored retirement plan for a given year. If you have a question, you should ask your employer or the plan administrator.

- Roth IRA

  Contributions to a Roth IRA are NOT deductible.

CONVERSION OF EXISTING TRADITIONAL IRA TO A ROTH IRA

Can I convert an existing Traditional IRA into a Roth IRA?

Yes, you can convert an existing Traditional IRA into a Roth IRA if your AGI is $100,000 or less for the year of conversion. The same limit applies to married and single taxpayers. Married taxpayers filing separately are generally not eligible to convert.

Moving assets directly from a Traditional IRA to a Roth IRA is acceptable as long as the transaction is reported as a Traditional IRA distribution and a conversion contribution to the Roth IRA. So, if you want to convert an existing IDEX Traditional IRA to a Roth IRA, you may give us directions to convert.

The taxable amount in your Traditional IRA that you convert to a Roth IRA will be considered taxable income on your federal income tax return for the year of the conversion. All amounts in a Traditional IRA are taxable except for your prior non-deductible contributions to the Traditional IRA.

What can I do if I converted from a Traditional IRA to a Roth IRA, but my AGI was more than the $100,000 limit?

If you convert a Traditional IRA to a Roth IRA and discover that your AGI exceeded the $100,000 limit for Traditional IRA-to-Roth IRA conversions, you may be able to recharacterize the transaction by transferring the converted amounts (plus any earnings and less any losses) back to a Traditional IRA without having a distribution for that year. However, significant restrictions may apply to your ability to recharacterize the converted amounts. You may wish to consult your tax or financial advisor when considering such a recharacterization.

TRANSFERS/ROLLOVERS

May I transfer or roll over a distribution I receive from my employer's retirement plan?

- Traditional IRA

  Almost all distributions from tax-qualified retirement plans, 403(b) arrangements (for employees of tax-exempt employers), or governmental 457 plans are eligible for rollover to a Traditional IRA.

The following distributions, however, may NOT be rolled over:

- Payments over the lifetime or life expectancy of the participant (or participant and a designated beneficiary).
- Installment payments for a period of 10 years or more.
- Required distributions (generally, the rules require distributions starting at age 70½, or for certain employer retirement plans, the later of age 70½ or retirement).
- Hardship distributions.

If you are eligible to receive a distribution from an eligible employer plan as a result of, for example, termination of employment, plan discontinuance, or retirement, all or part of the distribution may be transferred directly into your Traditional IRA. This is called a "direct rollover." Or, you may receive the distribution and make a regular rollover to your Traditional IRA within 60 days. By making a direct rollover or a regular rollover, you can defer income taxes on the amount rolled over until you subsequently make withdrawals from your IRA.

NOTE: If your distribution from a tax-qualified retirement plan, 403(b) arrangement or governmental 457 plan is eligible for rollover, 20% of your distribution must be withheld for federal income taxes UNLESS you elect a direct rollover. Your plan or governmental 457 or 403(b) sponsor is required to provide you with information about direct and traditional rollovers and withholding taxes before you receive your distribution and must comply with your directions to make a direct rollover.

The rules governing rollovers are complicated. Be sure to consult your tax advisor or the IRS if you have questions about rollovers.

- Roth IRA

  Distributions from employer-sponsored retirement plans, 403(b) arrangements, and 457 plans are not eligible for rollover or direct transfer to a Roth IRA. However, in certain circumstances it may be possible to make a direct rollover of an eligible distribution to a Traditional IRA and then to convert the Traditional IRA to a Roth IRA. Consult your tax or financial advisor for further information on this possibility.

May I make a rollover from my Traditional IRA to another Traditional IRA?

You may make a rollover from one Traditional IRA to another Traditional IRA that you have or that you establish to receive the rollover. Such a rollover must be completed within 60 days after the withdrawal from your first Traditional IRA. After making a traditional rollover from one Traditional IRA to another, you must wait a full year (365 days) before you can make another such rollover. *(However, you can instruct a Traditional IRA custodian to transfer amounts directly to another Traditional IRA custodian; such a direct transfer does not count as a rollover.)*

May I make a rollover from my Roth IRA to another Roth IRA?

You may make a rollover from one Roth IRA to another Roth IRA that you have or that you establish to receive the rollover. The rules are the same as above.

Once I have rolled over a plan distribution into a Traditional IRA, may I subsequently roll over into an eligible employer plan?

Yes. Part or all of an eligible distribution received from an eligible employer plan may be rolled over from the Traditional IRA holding it to another eligible employer plan.

How do rollovers to a Traditional IRA affect my contribution or deduction limits?

Rollover contributions to a Traditional IRA, if properly made, do not count toward the maximum contribution. Also, rollovers are not deductible and they do not affect your deduction limits.

WITHDRAWALS

When may I take withdrawals?

- Traditional IRA

  You may withdraw from your Traditional IRA at any time. However, withdrawals before age 59½ may be subject to a 10% penalty tax in addition to regular income taxes.
- Roth IRA

  You may withdraw from your Roth IRA at any time. If the withdrawal meets the requirements discussed below, it is tax-free. This means that you pay no federal income tax even though the withdrawal includes earnings on your contributions while they were held in your Roth IRA. If the withdrawal does not meet the requirements to be tax-free, and you make the withdrawal before you attain age 59½, the withdrawal will be subject to a 10% penalty tax.

When must I start taking withdrawals?

- Traditional IRA

  Your entire interest in the IRA must be, or begin to be, distributed on or before April 1 of the calendar year following the calendar year in which you reach age 70½. If a late or insufficient distribution is made, an excise tax may apply, in addition to any applicable income tax. We will, in accordance with the instructions provided by the Internal Revenue Service, provide you with a statement each year indicating the minimum distribution requirements under the Internal Revenue Code from the Traditional IRA for that year. You may, however, take the minimum required distribution from a different IRA in accordance with IRS Notice 88-38, 1988 C.B. 524. You are solely responsible for requesting a distribution in an amount that will satisfy the required minimum distribution rules. Please consult your tax advisor for assistance regarding the minimum distribution required to be withdrawn.

  Additional distribution rules apply if you die before you have withdrawn the entire balance of your Traditional IRA.
- Roth IRA

  You are not required to take any withdrawals from your Roth IRA for any particular year during your lifetime.

There are rules on the timing and amount of distributions following your death. Please consult your tax advisor for assistance.

How are withdrawals from my Traditional IRA taxed?

Amounts withdrawn by you are included in your gross income in the taxable year that you receive them and are taxable as ordinary income in the year of receipt. Lump sum withdrawals from a Traditional IRA are not eligible for capital gains tax treatment.

What are the requirements for a tax-free withdrawal from a Roth IRA?

To be tax-free, a withdrawal from your Roth IRA must meet two requirements. First the withdrawal must be five or more years after you first contributed to any Roth IRA. Second, at least one of the following conditions must be satisfied:

- You are 59½ or older when you make the withdrawal.
- The withdrawal is made by your beneficiary after you die.
- You are disabled (as defined in IRS rules) when you make the withdrawal.
- You are using the withdrawal to pay up to $10,000 in eligible first-time homebuyer expenses.

In addition, amounts rolled over or transferred from a Traditional IRA to a Roth IRA are subject to special rules upon distribution. Such amounts must not be withdrawn within five years from the time they are contributed to a Roth IRA, or the entire amount that was transferred or rolled over may be subject to a 10% penalty tax. You should establish separate Roth IRAs for Traditional IRA-to-Roth IRA conversions made in separate tax years because of the need to track separately the number of years that amounts in these Roth IRAs are held.

How are withdrawals from my Roth IRA taxed if the tax-free requirements are not met?

If the qualified withdrawal requirements are not met, a withdrawal consisting of your own prior contribution amounts to your Roth IRA will not be considered taxable income in the year you receive it, nor will the 10% penalty tax apply to those amounts. To the extent that the nonqualified withdrawal consists of dividends or gains credited while your contributions were held in your Roth IRA, the withdrawal is included in your gross income in the taxable year you receive it, and may be subject to the 10% withdrawal penalty. Such taxable withdrawals are treated as gross income in the year of receipt, and are not eligible for capital gains tax treatment. All amounts withdrawn from your Roth IRA are considered withdrawals of your contributions until you have withdrawn the entire amount you have contributed. After that, all amounts withdrawn are considered taxable withdrawals of dividends and gains.

How are nondeductible contributions to a Traditional IRA taxed when they are withdrawn?

A withdrawal of nondeductible contributions from a Traditional IRA (not including earnings) will be tax-free. However, if you made both deductible and non-deductible contributions to your Traditional IRA, then each distribution will be treated as partly a return of your nondeductible contributions (not taxable) and partly a distribution of deductible contributions and earnings (taxable). The nontaxable amount is the portion of the amount withdrawn which bears the same ratio as your total nondeductible Traditional IRA contributions bear to the total balance of all your Traditional IRAs (including SEP-IRAs, but not including Roth IRAs).

A loss in your Traditional IRA investment may be deductible in limited circumstances. You should consult your tax advisor for further details on the appropriate calculation for this deduction if applicable.

When does the early withdrawal 10% penalty tax not apply?

The 10% penalty tax for early withdrawal will not apply if the distribution is taken:

- As a result of your death or disability
- To pay for qualified higher education expenses
- To pay up to $10,000 in eligible first-time homebuyer expenses
- As part of a scheduled series of substantially equal periodic payments for your life or life expectancy (or the joint lives or life expectancies of you and your beneficiary), unless there is an adjustment to the scheduled series of payments
- To pay for medical expenses if those expenses are greater than 7½% of your AGI for the year
- To pay for health insurance coverage for yourself, your spouse, and dependents during certain periods of unemployment during which you receive federal or state unemployment compensation
- Because the payment is made pursuant to a federal tax levy

MISCELLANEOUS

What tax information must I report to the IRS?

You must file Form 5329 with the IRS for each taxable year for which you made an excess contribution, you take out a premature withdrawal that is subject to the 10% penalty tax, or you withdraw less than the minimum amount from your Traditional IRA. If your beneficiary fails to take required minimum withdrawals from your Traditional or Roth IRA after your death, your beneficiary may be subject to an excise tax and be required to file Form 5329. For Traditional IRAs, you must also report each nondeductible contribution on your tax return on Form 8606.

How will pledging my IRA as security for a loan be treated?

If you pledge your Traditional or Roth IRA as security for a loan, the portion pledged will be treated as being distributed to you during that taxable year. In addition to any applicable income tax, the 10% premature distribution penalty discussed above may also apply.

Prohibited Transactions

With respect to your IRA, if you or your beneficiary engages in a prohibited transaction, as described in Section 4975 of the Code, your IRA will lose its exemption from taxation, and you must include its fair market value in your gross income for the year during which the prohibited transaction occurred.

Estate and Gift Tax Status of Distributions

Generally, for estate tax purposes, the value of your IRA will be fully includable in your gross estate in the event of your death. For gift tax purposes, beneficiary designations will not be treated as gifts. Contributions to an IRA on behalf of a spouse who has no earned income will qualify for the gift exclusion.

Inherited IRAs

Your IRA will be treated as inherited if it is acquired by a beneficiary other than your spouse. Only a beneficiary who is your surviving spouse will be allowed to roll over the IRA funds into his or her own IRA. Minimum distributions must be made from the IRA following your death in accordance with IRS rules.

Internal Revenue Service Approval

Your IRA has been approved by the IRS. Such approval is a determination as to the form of the IRA and does not represent a determination of the IRA's merits as an investment. Further information about IRAs can be obtained from any district office of the IRS or in IRS Publication 590.

Investment of Your IRA

You control the investment and reinvestment of contributions to your Traditional or Roth IRA. Investments must be in one or more of the Fund(s) available from time to time as listed on the Application for your IRA. Before making any investment, read carefully the current prospectus for any Fund you are considering as an investment for your Traditional or Roth IRA. The prospectus will contain information about the Fund's investment objectives and policies, as well as any minimum initial investment or minimum balance requirements and any sales, redemption, or other charges. The value of your Traditional or Roth IRA will depend solely upon the performance of the investment instruments that you select.

Fees and Expenses

Fees may be paid by you directly, or IDEX Investor Services may deduct them from your Traditional or Roth IRA. Fees may be changed upon 30 days written notice to you. The full annual maintenance fee will be charged for any calendar year during which you have a Traditional or Roth IRA with us. This fee is not prorated for periods of less than one year. In addition, there may be sales charges associated with the purchase or redemption of shares of a Fund in which your Traditional or Roth IRA is invested. Before investing, be sure to read carefully the current prospectus of any Fund you are considering as an investment for your IRA for a description of applicable charges.

Who to Contact

IDEX Investor Services
P.O. Box 9015
Clearwater, FL 33758-9015
IDEX 1-888-233-4339

IDEX

Individual Retirement Account Custodial Agreement

This agreement is entered into on the date written on the accompanying IDEX IRA Application ("Adoption Agreement") by and between the undersigned (the Depositor) and State Street Bank & Trust Company (the Custodian) having its principal place of business at Boston, Massachusetts.

The Depositor whose name appears on the Application hereby establishes an Individual Retirement Agreement (under section 408(a) or 408A of the Internal Revenue Code) to provide for his or her retirement and for the support of his or her beneficiaries after death.

The Custodian named herein has given to the Depositor a Disclosure Statement as required by the Income Tax Regulations under section 1.408-6.

The Depositor has given to the Custodian the sum listed on the Application (in cash) to establish an Individual Retirement Custodial Account for the Depositor under this agreement and the Depositor and the Custodian agree to the following:

Part One: Provisions applicable to Traditional IRAs
The following provisions of Articles I to VII are in the form promulgated by the Internal Revenue Service in Form 5305-A (Rev. March 2002) for use in establishing an Individual Retirement custodial account.

Article I
Except in the case of a rollover contribution described in section 402(c), 403(a)(4), 403(b)(8), 408(d)(3), or 457 (e)(16), an employer contribution to a simplified employee pension plan as described in section 408(k) or a recharacterized contribution described in section 408A(d)(6), the Custodian will accept only cash contributions up to $3,000 per year for tax years 2002 through 2004. That contribution limit is increased to $4,000 for tax years 2005 through 2007, and $5,000 for 2008 and thereafter. For individuals who have reached the age of 50 before the close of the tax year, the contribution limit is increased to $3,500 per year for tax years 2002 through 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for 2008 and thereafter. For tax years after 2008, the above limits will be increased to reflect a cost-of-living adjustment, if any.

Article II
The Depositor's interest in the balance in the custodial account is nonforfeitable.

Article III

1. No part of the custodial account funds may be invested in life insurance contracts, nor may the assets of the custodial account be commingled with other property except in a common trust fund or common investment fund (within the meaning of section 408(a)(5)).

2. No part of the custodial account funds may be invested in collectibles (within the meaning of section 408(m)) except as otherwise permitted by section 408(m)(3), which provides an exception for certain gold, silver and platinum coins, coins issued under the laws of any state, and certain bullion.

Article IV

1. Notwithstanding any provisions of this agreement to the contrary, the distribution of the Depositor's interest in the custodial account shall be made in accordance with the following requirements and shall otherwise comply with section 408(a)(6) and the regulations thereunder, the provisions of which are herein incorporated by reference.

2. The Depositor's entire interest in the custodial account must be, or begin to be, distributed no later than the Depositor's required beginning date, April 1 following the calendar year end in which the Depositor reaches age 70½. By that date, the Depositor may elect, in a manner acceptable to the Custodian, to have the balance in the custodial account distributed in:

   (a) A single-sum, or

   (b) Payments over a period not longer than the life of the Depositor or the joint lives of the Depositor and his or her designated beneficiary.

3. If the Depositor dies before his or her entire interest is distributed to him or her, the remaining interest will be distributed as follows:

   (a) If the Depositor dies on or after the required beginning date and:

      (i) the designated beneficiary is the Depositor's surviving spouse, the remaining interest will be distributed over the surviving spouse's life expectancy as determined each year until such spouse's death, or over the period in paragraph (a)(iii) below if longer. Any interest remaining after the spouse's death will be distributed over such spouse's remaining life expectancy as determined in the year of the spouse's death and reduced by 1 for each subsequent year, or, if distributions are being made over the period in paragraph (a)(iii) below, over such period.

      (ii) the designated beneficiary is not the Depositor's surviving spouse, the remaining interest will be distributed over the beneficiary's remaining life expectancy as determined in the year following the death of the Depositor and reduced by 1 for each subsequent year, or over the period in paragraph (a)(iii) below if longer.

      (iii) there is no designated beneficiary, the remaining interest will be distributed over the remaining life expectancy of the Depositor as determined in the year of the Depositor's death and reduced by 1 for each subsequent year.

   (b) If the Depositor dies before the required beginning date, the remaining interest will be distributed in accordance with (i) below or, if elected or there is no designated beneficiary, in accordance with (ii) below:

      (i) The remaining interest will be distributed in accordance with paragraphs (a)(i) and (a)(ii) above (but not over the period in paragraph (a)(iii), even if longer), starting by the end of the calendar year following the year of the Depositor's death. If, however, the designated beneficiary is the Depositor's surviving spouse, then this distribution is not required to begin before the end of the calendar year in which the Depositor would have reached age 70½. But, in such case, if the Depositor's surviving spouse dies before distributions are required to begin, then the remaining interest will be distributed in accordance with (a)(ii) above (but not over the period in paragraph (a)(iii), even if longer), over such spouse's designated beneficiary's life expectancy, or in accordance with (ii) below if there is no such designated beneficiary.

      (ii) The remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of the Depositor's death.

4. If the Depositor dies before his or her entire interest has been distributed and if the designated beneficiary is not the Depositor's surviving spouse, no additional contributions may be accepted in the account.

5. The minimum amount that must be distributed each year, beginning with the year containing the Depositor's required beginning date, is known as the "required minimum distribution" and is determined as follows:

   (a) The required minimum distribution under paragraph 2(b) for any year, beginning with the year the Depositor reaches age 70½, is the Depositor's account value at the close of business on December 31 of the preceding year divided by the distribution period in the uniform lifetime table in Regulations section 1.401(a)(9)-9. However, if the Depositor's designated beneficiary is his or her surviving spouse, the required minimum distribution for a year shall not be more than the Depositor's account value at the close of business on December 31 of the preceding year divided by the number in the joint and last survivor table in Regulations section 1.401(a)(9)-9. The required minimum distribution for a year under this paragraph (a) is determined using the Depositor's (or, if applicable, the Depositor and spouse's) attained age (or ages) in the year.

   (b) The required minimum distribution under paragraphs 3(a) and 3(b)(i) for a year, beginning with the year following the year of the Depositor's death (or the year the Depositor would have reached age 70½, if applicable under paragraph 3(b)(i)) is the account value at the close of business on December 31 of the preceding year divided by the life expectancy (in the single life table in Regulations section 1.401(a)(9)-9) of the individual specified in such paragraphs 3(a) and 3(b)(i).

   (c) The required minimum distribution for the year the Depositor reaches age 70½ can be made as late as April 1 of the following year. The required minimum distribution for any other year must be made the end of such year.

6. The owner of two or more Traditional IRAs may satisfy the minimum distribution requirements described above by taking from one Traditional IRA the amount required to satisfy the requirement for another in accordance with the regulations under section 408(a)(6).

Article V

1.The Depositor agrees to provide the Custodian with all information necessary to prepare any reports required by section 408(i) and Regulations sections 1.408-5 and 1.408-6.

2.The Custodian agrees to submit to the Internal Revenue Service (IRS) and Depositor the reports as prescribed by the IRS.

Article VI
Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through III and this sentence will be controlling. Any additional articles that inconsistent with section 408(a) and the related regulations will be invalid.

IDEX

Article VII

This agreement will be amended as necessary to comply with the provisions of the Code and the related regulations. Other amendments may be made with the consent of the persons whose signatures appear on the Adoption Agreement.

Part Two: Provisions applicable to Roth IRAs

The following provisions of Articles I to VIII are in the form promulgated by the Internal Revenue Service in Form 5305-RA (March 2002) for use in establishing a Roth Individual Retirement Custodial Account.

Article I

Except in the case of a rollover contribution described in section 408A(e), a recharacterized contribution described in section 408A(d)(6), or an IRA Conversion Contribution, the Custodian will accept only cash contributions up to $3,000 per year for tax years 2002 through 2004. That contribution limit is increased to $4,000 for tax years 2005 through 2007 and $5,000 for 2008 and thereafter. For individuals who have reached the age of 50 before the close of the tax year, the contribution limit is increased to $3,500 per year for tax years 2002 through 2004, $4,500 for 2005, $5,000 for 2006 and 2007, and $6,000 for 2008 and thereafter. For tax years after 2008, the above limits will be increased to reflect a cost-of-living adjustment, if any.

Article II

1. The annual contribution limit described in Article I is gradually reduced to $0 for higher income levels. For a single Depositor, the annual contribution is phased out between adjusted gross income (AGI) of $95,000 and $110,000; for a married Depositor filing jointly, between AGI of $150,000 and $160,000; and for a married Depositor filing separately, between AGI of $0 and $10,000. In the case of a conversion, the Custodian will not accept IRA Conversion Contributions in a tax year if the Depositor's AGI for the tax year the funds were distributed from the other IRA exceeds $100,000 or if the Depositor is married and files a separate return. Adjusted gross income is defined in section 408A(c)(3) and does not include IRA Conversion Contributions.

2. In the case of a joint return, the AGI limits in the preceding paragraph apply to the combined AGI of the Depositor and his or her spouse.

Article III

The Depositor's interest in the balance in the custodial account is nonforfeitable.

Article IV

1. No part of the custodial account funds may be invested in life insurance contracts, nor may the assets of the custodial account be commingled with other property except in a common trust fund or common investment fund (within the meaning of section 408(a)(5)).

2. No part of the custodial account funds may be invested in collectibles (within the meaning of section 408(m)) except as otherwise permitted by section 408(m)(3), which provides an exception for certain gold, silver, and platinum coins, coins issued under the laws of any state, and certain bullion.

Article V

1. If the Depositor dies before his or her entire interest is distributed to him or her and the Depositor's surviving spouse is not the designated beneficiary, the remaining interest will be distributed in accordance with (a) below or, if elected or there is no designated beneficiary, in accordance with (b) below:

   (a) The remaining interest will be distributed, starting by the end of the calendar year following the year of the Depositor's death, over the the designated beneficiary's remaining life expectancy as determined in the year following the death of the Depositor.

   (b) The remaining interest will be distributed by the end of the calendar year containing the fifth anniversary of the Depositor's death.

2. The minimum amount that must be distributed each year under paragraph 1(a) above is the account value at the close of business on December 31 of the preceding year divided by the life expectancy (in the single life table in Regulations section 1.401(a)(9)-9) of the designated beneficiary using the attained age of the beneficiary in the year of the Depositor's death and subtracting 1 from the divisor for each subsequent year.

3. If the Depositor's surviving spouse is the designated beneficiary, such spouse will then be treated as the Depositor.

Article VI

1. The Depositor agrees to provide the Custodian with all information necessary to prepare any reports required by sections 408(i) and 408A(d)(3)(E), Regulations sections 1.408-5 and 1.408-6, or other guidance published by the Internal Revenue Service (IRS).

2. The Custodian agrees to submit to the IRS and Depositor the reports prescribed by the IRS.

Article VII

Notwithstanding any other articles which may be added or incorporated, the provisions of Articles I through IV and this sentence will be controlling. Any additional articles that inconsistent with section 408A, the related regulations, and other published guidance will be invalid.

Article VIII

This agreement will be amended as necessary to comply with the provisions of the Code, the related regulations, and other published guidance. Other amendments may be made with the consent of the persons whose signatures appear on the Adoption Agreement.

Part Three: Provisions applicable to both Traditional IRAs and Roth IRAs

1. As used in Part Three the following terms have the following meanings:

   "Account" or "Custodial Account" means the Individual Retirement Account established using the terms of either Part One or Part Two and, in either event, Part Three of this IDEX Mutual Funds Individual Retirement Account Custodial Agreement and the Adoption Agreement signed by the Depositor. The Account may be a Traditional Individual Retirement Account or a Roth Individual Retirement Account, as specified by the Depositor. See Section 24 below.

   "Custodian" means State Street Bank & Trust Company.

   "Fund" means any registered investment company which is advised, sponsored or distributed by Sponsor; provided, however, that such a mutual fund or registered investment company must be legally offered for sale in the state of the Depositor's residence.

   iDEX "Distributor" means the entity which has a contract with the Fund(s) to serve as distributor of the shares of such Fund(s). In any case where there is no Distributor, the duties assigned hereunder to the Distributor may be performed by the Fund(s) or by an entity that has a contract to perform management or investment advisory services for the Fund(s).

   WMA WGS "Service Company" means any entity employed by the Custodian or the Distributor, including the transfer agent for the Fund(s), to perform various administrative duties of either the Custodian or the Distributor. In any case where there is no Service Company, the duties assigned hereunder to the Service Company will be performed by the Distributor (if any) or by an entity specified in the second preceding paragraph.

   "Sponsor" means AEGON/Transamerica Fund Advisers.

2. The Depositor may revoke the Custodial Account established hereunder by mailing a written notice of revocation to the Custodian within seven days after the Depositor receives the Disclosure Statement related to the Custodial Account. Mailed notice is treated as given to the Custodian on date of the postmark (or on the date of Post Office certification or registration in the case of notice sent by certified or registered mail). Upon timely revocation, the Depositor's initial contribution will be returned, without adjustment for administrative expenses, commissions or sales charges, fluctuations in market value, or other changes.

   The Depositor may certify in the Adoption Agreement that the Depositor received the Disclosure Statement related to the Custodial Account at least seven days before the Depositor signed the Adoption Agreement to establish the Custodial Account, and the Custodian may rely upon such certification.

3. All contributions to the Custodial Account shall be invested and reinvested in full and fractional shares of one or more Funds. Such investments shall be made in such proportions and/or in such amounts as Depositor from time to time in the Adoption Agreement or by other written notice to the Service Company (in such form as may be acceptable to the Service Company) may direct.

   The Service Company shall be responsible for promptly transmitting all investment directions by the Depositor for the purchase or sale of shares of one or more Funds hereunder to the Funds' transfer agent for execution. However, if investment directions with respect to the investment of any contribution hereunder are not received from the Depositor as required or, if received, are unclear or incomplete in the opinion of the Service Company, the contribution will be returned to the Depositor, or will be held uninvested (or invested in a money market fund if available) pending clarification or completion by the Depositor, in either case without liability for interest or for loss of income or appreciation. If any other directions or other orders by the Depositor with respect to the sale or purchase of shares of one or more Funds for the Custodial Account are unclear or incomplete in the opinion of the Service Company, the Service Company will refrain from carrying out such investment directions or from executing any such sale or purchase, without liability for loss of income or for appreciation or depreciation of any asset, pending receipt of clarification or completion from the Depositor.

   All investment directions by Depositor will be subject to any minimum initial or additional investment or minimum balance rules applicable to a Fund as described in its prospectus.

   All dividends and capital gains or other distributions received on the shares of any Fund held in the Depositor's Account shall be (unless received in additional shares) reinvested in full and fractional shares of such Fund (or of any other Fund offered by the Sponsor, if so directed).

4. Subject to the minimum initial or additional investment, minimum balance and other

exchange rules applicable to a Fund, the Depositor may at any time direct the Service Company to exchange all or a specified portion of the shares of a Fund in the Depositor's Account for shares and fractional shares of one or more other Funds. The Depositor shall give such directions by written notice acceptable to the Service Company, and the Service Company will process such directions as soon as practicable after receipt thereof (subject to the second paragraph of Section 3).

5. Any purchase or redemption of shares of a Fund for or from the Depositor's Account will be effected at the public offering price or net asset value of such Fund (as described in the then effective prospectus for such Fund) next established after the Service Company has transmitted the Depositor's investment directions to the transfer agent for the Fund(s).

   Any purchase, exchange, transfer or redemption of shares of a Fund for or from the Depositor's Account will be subject to any applicable sales, redemption or other charge as described in the then effective prospectus for such Fund.

6. The Service Company shall maintain adequate records of all purchases or sales of shares of one or more Funds for the Depositor's Custodial Account. Any account maintained in connection herewith shall be in the name of the Custodian for the benefit of the Depositor. All assets of the Custodial Account shall be registered in the name of the Custodian or of a suitable nominee. The books and records of the Custodian shall show that all such investments are part of the Custodial Account.

   The Custodian shall maintain or cause to be maintained adequate records reflecting transactions of the Custodial Account. In the discretion of the Custodian, records maintained by the Service Company with respect to the Account hereunder will be deemed to satisfy the Custodian's recordkeeping responsibilities therefor. The Service Company agrees to furnish the Custodian with any information the Custodian requires to carry out the Custodian's recordkeeping responsibilities.

7. Neither the Custodian nor any other party providing services to the Custodial Account will have any responsibility for rendering advice with respect to the investment and reinvestment of Depositor's Custodial Account, nor shall such parties be liable for any loss or diminution in value which results from Depositor's exercise of investment control over his Custodial Account. Depositor shall have and exercise exclusive responsibility for and control over the investment of the assets of his Custodial Account, and neither Custodian nor any other such party shall have any duty to question his directions in that regard or to advise him regarding the purchase, retention or sale of shares of one or more Funds for the Custodial Account.

8. The Depositor may in writing appoint an investment advisor with respect to the Custodial Account on a form acceptable to the Custodian and the Service Company. The investment advisor's appointment will be in effect until written notice to the contrary is received by the Custodian and the Service Company. While an investment advisor's appointment is in effect, the investment advisor may issue investment directions or may issue orders for the sale or purchase of shares of one or more Funds to the Service Company, and the Service Company will be fully protected in carrying out such investment directions or orders to the same extent as if they had been given by the Depositor.

   The Depositor's appointment of any investment advisor will also be deemed to be instructions to the Custodian and the Service Company to pay such investment advisor's fees to the investment advisor from the Custodial Account hereunder without additional authorization by the Depositor or the Custodian.

9. Distribution of the assets of the Custodial Account shall be made at such time and in such form as Depositor (or the Beneficiary if Depositor is deceased) shall elect by written order to the Custodian. Depositor acknowledges that any distribution of a taxable amount from the Custodial Account (except for distribution on account of Depositor's disability or death, return of an "excess contribution" referred to in Code Section 4973, or a "rollover" from this Custodial Account) made earlier than age 59½ may subject Depositor to an "additional tax on early distributions" under Code Section 72(t) unless an exception to such additional tax is applicable. For that purpose, Depositor will be considered disabled if Depositor can prove, as provided in Code Section 72(m)(7), that Depositor is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or be of long-continued and indefinite duration. It is the responsibility of the Depositor (or the Beneficiary) by appropriate distribution instructions to the Custodian to insure that any applicable distribution requirements of Code Section 401(a)(9) and Part One, Article IV or Part Two, Article V above are met. The Custodian or Service Provider shall, in accordance with guidance provided by the Internal Revenue Service, provide the Depositor (or Beneficiary) with a statement each year indicating the minimum distribution required under the Internal Revenue Code. If the Depositor (or Beneficiary) does not direct the Custodian to make distributions from the Custodial Account by the time that such distributions are required to commence in accordance with such distribution requirements, the Custodian (and Service Company) shall assume that the Depositor (or Beneficiary) is meeting the minimum distribution requirements from another Individual Retirement Arrangement maintained by the Depositor (or Beneficiary) and the Custodian and Service Company shall be fully protected in so doing. The Depositor acknowledges (i) that any withdrawal from the Custodial Account will be reported by the Custodian in accordance with applicable IRS requirements (currently on Form 1099-R), (ii) that the information reported by the Custodian will be based on the amounts in the Custodial Account and will not reflect any other individual retirement accounts the Depositor may own and that, consequently, the tax treatment of the withdrawal may be different than if the Depositor had no other individual retirement accounts, and (iii) that accordingly, it is the responsibility of the Depositor to maintain appropriate records so that the Depositor (or other person ordering the distribution) can correctly compute all taxes due. Neither the Custodian nor any other party providing services to the Custodian Account assumes any responsibility for the tax treatment of any distribution from the Custodial Account; such responsibility rest solely with the person ordering the distribution.

10. The Custodian assumes (and shall have) no responsibility to make any distribution except upon the written order of Depositor (or Beneficiary if Depositor is deceased) containing such information as the Custodian may reasonably request. Also, before making any distribution or honoring any assignment of the Custodial Account, Custodian shall be furnished with any and all applications, certificates, tax waivers, signature guarantees and other documents (including proof of any legal representative's authority) deemed necessary or advisable by Custodian, but Custodian shall not be responsible for complying with any order or instruction which appears on its face to be genuine, or for refusing to comply if not satisfied it is genuine, and Custodian has no duty of further inquiry. Any distributions from the Account may be mailed, first-class postage prepaid, to the last known address of the person who is to receive such distribution, as shown on the Custodian's records, and such distribution shall to the extent thereof completely discharge the Custodian's liability for such payment.

11. (a) The term "Beneficiary" means the person or persons designated as such by the "designating person" (as defined below) on a form acceptable to the Custodian for use in connection with the Custodial Account, signed by the designating person, and filed with the Custodian. The form may name individuals, trusts, estates, or other entities as either primary or contingent beneficiaries. However, if the designation does not effectively dispose of the entire Custodial Account as of the time distribution is to commence, the term "Beneficiary" shall then mean the designating person's estate with respect to the assets of the Custodial Account not disposed of by the designation form. The form last accepted by the Custodian before such distribution is to commence, provided it was received by the Custodian (or deposited in the U.S. Mail or with a reputable delivery service) during the designating person's lifetime, shall be controlling and, whether or not fully dispositive of the Custodial Account, thereupon shall revoke all such forms previously filed by that person. The term "designating person" means Depositor during his/her lifetime; after Depositor's death, it also means Depositor's spouse, but only if the spouse elects to treat the Custodial Account as the spouse's own Custodial Account in accordance with applicable provisions of the Code.

    (b) Not withstanding any provisions in this Agreement to the contrary, when and after distributions from the Custodial Account to Depositor's Beneficiary commence, all rights and obligations assigned to Depositor hereunder shall inure to, and be enjoyed and exercised by, Beneficiary instead of Depositor.

    (c) If the Depositor's spouse is the sole Beneficiary on the Depositor's date of death, the spouse will not be treated as the Depositor if the spouse elects not to be so treated. In such event, the Custodian Account will be distributed in accordance with the other provisions of such Article IV, except that distributions to the Depositor's spouse are not required to commence until December 31 of the year in which the Depositor would have turned age 70½.

12. (a) The Depositor agrees to provide information to the Custodian at such time and in such manner as may be necessary for the Custodian to prepare any reports required under Section 408(i) or Section 408A(d)(3)(F) of the Code and the regulations thereunder or otherwise.

    (b) The Custodian or the Service Company will submit reports to the Internal Revenue Service and the Depositor at such time and manner and containing such information as is prescribed by the Internal Revenue Service.

    (c) The Depositor, Custodian, and Service Company shall furnish to each other such information relevant to the Custodial Account as may be required under the Code and any regulations issued or forms adopted by the Treasury Department thereunder or as may otherwise be necessary for the administration of the Custodial Account.

    (d) The Depositor shall file any reports to the Internal Revenue Service which are required of him by law (including Form 5329), and neither the Custodian nor Service Company shall have any duty to advise Depositor concerning or monitor Depositor's compliance with such requirement.

13. (a) Depositor retains the right to amend this Custodial Account document in any respect at any time, effective on a stated date which shall be at least 60 days after giving written notice of the amendment (including its exact terms) to Custodian by registered or certified mail, unless Custodian waives notice as to

such amendment. If the Custodian does not wish to continue serving as such under this Custodial Account document as so amended, it may resign in accordance with Section 17.

(b) Depositor delegates to the Custodian the Depositor's right so to amend, provided (i) the Custodian does not change the investments available under this Custodial Agreement and (ii) the Custodian amends in the same manner all agreements comparable to this one, having the same Custodian, permitting comparable investments, and under which such power has been delegated to it; this includes the power to amend retroactively if necessary or appropriate in the opinion of the Custodian in order to conform this Custodial Account to pertinent provisions of the Code and other laws or successor provisions of law, or to obtain a governmental ruling that such requirements are met, to adopt a prototype or master form of agreement in substitution for this Agreement, or as otherwise may be advisable in the opinion of the Custodian. Such an amendment by the Custodian shall be communicated in writing to Depositor, and Depositor shall be deemed to have consented thereto unless, within 30 days after such communication to Depositor is mailed, Depositor either (i) gives Custodian a written order for a complete distribution or transfer of the Custodial Account, or (ii) removes the Custodian and appoints a successor under Section 17.

Pending the adoption of any amendment necessary or desirable to conform this Custodial Account document to the requirements of any amendment to any applicable provision of the Internal Revenue Code or regulations or rulings thereunder, the Custodian and the Service Company may operate the Depositor's Custodial Account in accordance with such requirements to the extent that the Custodian and/or the Service Company deem necessary to preserve the tax benefits of the Account.

(c) Notwithstanding the provisions of subsections (a) and (b) above, no amendment shall increase the responsibilities or duties of Custodian without its prior written consent.

(d) This Section 13 shall not be construed to restrict the Custodian's right to substitute fee schedules in the manner provided by Section 16, and no such substitution shall be deemed to be an amendment of this Agreement.

14. (a) Custodian shall terminate the Custodial Account if this Agreement is terminated or if, within 30 days (or such longer time as Custodian may agree) after resignation or removal of Custodian under Section 17, Depositor or Sponsor, as the case may be, has not appointed a successor which has accepted such appointment. Termination of the Custodial Account shall be effected by distributing all assets thereof in a single payment in cash or in kind to Depositor, subject to Custodian's right to reserve funds as provided in Section 17.

(b) Upon termination of the Custodial Account, this custodial account document shall have no further force and effect (except for Sections 15(f), 17(b) and (c) hereof which shall survive the termination of the Custodial Account and this document), and Custodian shall be relieved from all further liability hereunder or with respect to the Custodial Account and all assets thereof so distributed.

15. (a) In its discretion, the Custodian may appoint one or more contractors or service providers to carry out any of its functions and may compensate them from the Custodial Account for expenses attendant to those functions. In the event of such appointment, all rights and privileges of the Custodian under this Agreement shall pass through to such contractors or service providers who shall be entitled to enforce them as if a named party.

(b) The Service Company shall be responsible for receiving all instructions, notices, forms and remittances from Depositor and for dealing with or forwarding the same to the transfer agent for the Fund(s).

(c) The parties do not intend to confer any fiduciary duties on Custodian or Service Company (or any other party providing services to the Custodial Account), and none shall be implied. Neither shall be liable (or assumes any responsibility) for the collection of contributions, the proper amount, time or tax treatment of any contribution to the Custodial Account or the propriety of any contributions under this Agreement, or the purpose, time, amount (including any minimum distribution amounts), tax treatment or propriety of any distribution hereunder, which matters are the sole responsibility of Depositor and Depositor's Beneficiary.

(d) Not later than 31 days after the close of each calendar year, the Custodian or Service Company shall file with Depositor a written report or reports reflecting the distributions effected by it during such period and the assets of the Custodial Account at its close. On or about June 1 after the close of each calendar year, the Custodian or Service Company shall file with the Depositor a written report or reports reflecting the contributions made on account of the prior calendar year and the assets of the Custodial Account at the prior year's close. Upon the expiration of 60 days after such reports are sent to Depositor (or Beneficiary), the Custodian or Service Company shall be forever released and discharged from all liability and accountability to anyone with respect to transactions shown in or reflected by such reports except with respect to any such acts or transactions as to which Depositor shall have filed written objections with the Custodian or Service Company within such 60-day period.

(e) The Service Company shall deliver, or cause to be delivered, to Depositor all notices, prospectuses, financial statements and other reports to shareholders, proxies and proxy soliciting materials relating to the shares of the Funds(s) credited to the Custodial Account. No shares shall be voted, and no other action shall be taken pursuant to such documents, except upon receipt of adequate written instructions from Depositor.

(f) Depositor shall always fully indemnify the Service Company, Distributor, the Fund(s), Sponsor and Custodian and hold them harmless from any and all liability whatsoever which may arise either (i) in connection with this Agreement and the matters which it contemplates, except that which arises directly out of the Service Company's, Distributor's, Fund's, Sponsor's or Custodian's bad faith, gross negligence or willful misconduct, (ii) with respect to making or failing to make any distribution, other than for failure to make distribution in accordance with an order thereof which is in full compliance with Section 10, or (iii) actions taken or omitted in good faith by such parties. Neither Service Company nor Custodian shall be obligated or expected to commence or defend any legal action or proceeding in connection with this Agreement or such matters unless agreed upon by that party and Depositor, and unless fully indemnified for so doing to that party's satisfaction.

(g) The Custodian and Service Company shall each be responsible solely for performance of those duties expressly assigned to it in this Agreement, and neither assumes any responsibility as to duties assigned to anyone else hereunder or by operation of law.

(h) The Custodian and Service Company may each conclusively rely upon and shall be protected in acting upon any written order from Depositor or Beneficiary, or any investment adviser appointed under Section 8, or any other notice, request, consent, certificate or other instrument or paper believed by it to be genuine and to have been properly executed, and so long as it acts in good faith, in taking or omitting to take any other action in reliance thereon. In addition, Custodian will carry out the requirements of any apparently valid court order relating to the Custodial Account and will incur no liability or responsibility for so doing.

16. (a) The Custodian, in consideration of its services under this Agreement, shall receive the fees specified on the applicable fee schedule. The fee schedule originally applicable shall be the one specified in the Adoption Agreement or Disclosure Statement, as applicable. The Custodian may substitute a different fee schedule at any time upon 30 days' written notice to Depositor. The Custodian shall also receive reasonable fees for any services not contemplated by any applicable fee schedule and either deemed by it to be necessary or desirable or requested by Depositor.

(b) Any income, gift, estate and inheritance taxes and other taxes of any kind whatsoever, including transfer taxes incurred in connection with the investment or reinvestment of the assets of the Custodial Account, that may be levied or assessed in respect to such assets, and all other administrative expenses incurred by the Custodian in the performance of its duties (including fees for legal services rendered to it in connection with the Custodial Account) shall be charged to the Custodial Account. If the Custodian is required to pay any such amount, the Depositor (or Beneficiary) shall promptly upon notice thereof reimburse the Custodian.

(c) All such fees and taxes and other administrative expenses charged to the Custodial Account shall be collected either from the amount of any contribution or distribution to or from the Account, or (at the option of the person entitled to collect such amounts) to the extent possible under the circumstances by the conversion into cash of sufficient shares of one or more Funds held in the Custodial Account (without liability for any loss incurred thereby). Notwithstanding the foregoing, the Custodian or Service Company may make demand upon the Depositor for payment of the amount of such fees, taxes and other administrative expenses. Fees which remain outstanding after 60 days may be subject to a collection charge.

17. (a) Upon 30 days' prior written notice to the Custodian, Depositor or Sponsor, as the case may be, may remove it from its office hereunder. Such notice, to be effective, shall designate a successor custodian and shall be accompanied by the successor's written acceptance. The Custodian also may at any time resign upon 30 days' prior written notice to Sponsor, whereupon the Sponsor shall notify the Depositor (or Beneficiary) and shall appoint a successor to the Custodian. In connection with its resignation hereunder, the Custodian may, but is not required to, designate a successor custodian by written notice to the Sponsor or Depositor (or Beneficiary), and the Sponsor or Depositor (or Beneficiary) will be deemed to have consented to such successor unless the Sponsor or Depositor (or Beneficiary) designates a different successor custodian and provides written notice thereof together with such a different successor's written acceptance by such date as the Custodian specifies in its original notice to the Sponsor or Depositor (or Beneficiary) (provided that the Sponsor or Depositor (or Beneficiary) will have a minimum of 30 days to designate a different successor).

(b) The successor custodian shall be a bank, insured credit union, or other person satisfactory to the Secretary of the Treasury under Code Section 408(a)(2). Upon receipt by Custodian of written acceptance by its successor of such successor's appointment, Custodian shall transfer and pay over to such successor the assets of the Custodial Account and all records (or copies thereof) of Custodian pertaining thereto, provided that the successor custodian agrees not to dispose of any such records without the Custodian's consent. Custodian is authorized, however, to reserve such sum of money or property as it may deem advisable for payment of all its fees, compensation, costs, and expenses, or for payment of any other liabilities constituting a charge on or against the assets of the Custodial Account or on or against the Custodian, with any balance of such reserve remaining after the payment of all such items to be paid over to the successor custodian.

(c) Any Custodian shall not be liable for the acts or omissions of its predecessor or its successor.

18. References herein to the "Internal Revenue Code" or "Code" and sections thereof shall mean the same as amended from time to time, including successors to such sections.

19. Except where otherwise specifically required in this Agreement, any notice from Custodian to any person provided for in this Agreement shall be effective if sent by first-class mail to such person at that person's last address on the Custodian's records.

20. Depositor or Depositor's Beneficiary shall not have the right or power to anticipate any part of the Custodial Account or to sell, assign, transfer, pledge or hypothecate any part thereof. The Custodial Account shall not be liable for the debts of Depositor or Depositor's Beneficiary or subject to any seizure, attachment, execution or other legal process in respect thereof except to the extent required by law. At no time shall it be possible for any part of the assets of the Custodial Account to be used for or diverted to purposes other than for the exclusive benefit of the Depositor or his/her Beneficiary except to the extent required by law.

21. When accepted by the Custodian, this Agreement is accepted in and shall be construed and administered in accordance with the laws of the state where the principal offices of the Custodian are located. Any action involving the Custodian brought by any other party must be brought in a state or federal court in such state.

If any provision hereof is subject to more than one interpretation or any term used herein is subject to more than one construction, such ambiguity shall be resolved in favor of that interpretation or construction which is consistent with the intent expressed in whichever of the two preceding sentences is applicable.

However, the Custodian shall not be responsible for whether or not such intentions are achieved through use of this Agreement, and Depositor is referred to Depositor's attorney for any such assurances.

22. Depositor should seek advice from Depositor's attorney regarding the legal consequences (including but not limited to federal and state tax matters) of entering into this Agreement, contributing to the Custodial Account, and ordering Custodian to make distributions from the Account. Depositor acknowledges that Custodian and Service Company (and any company associated therewith) are prohibited by law from rendering such advice.

23. If any provision of any document governing the Custodial Account provides for notice, instructions or other communications from one party to another in writing, to the extent provided for in the procedures of the Custodian, Service Company or another party, any such notice, instructions or other communications may be given by telephonic, computer, other electronic or other means, and the requirement for written notice will be deemed satisfied.

24. The legal documents governing the Custodial Account are as follows:

(a) If in the Adoption Agreement the Depositor designated the Custodial Account as a Traditional IRA under Code Section 408(a), the provisions of Part One and Part Three of this Agreement and the provisions of the Adoption Agreement are the legal documents governing the Depositor's Custodial Agreement. If in the Adoption Agreement, Depositor designates that the Custodial Account is a Traditional IRA, this Agreement is intended to qualify under Code Section 408(a) as an Individual Retirement Custodial Account and to entitle Depositor to the retirement savings deduction under Code Section 219.

(b) If in the Adoption Agreement the Depositor designated the Custodial Account as a Roth IRA under Code Section 408A, the provisions of Part Two and Part Three of this Agreement and the provisions of the Adoption Agreement are the legal documents governing the Depositor's Custodial Account.

(c) In the Adoption Agreement the Depositor must designate the Custodial Account as either a Roth IRA or a Traditional IRA, and a separate account will be established for such IRA. One Custodial Account may not serve as a Roth IRA and a Traditional IRA (through the use of subaccounts or otherwise).

25. Articles I through VII of Part One of this Agreement are in the form promulgated by the Internal Revenue Service as Form 5305-A. It is anticipated that, if and when the Internal Revenue Service promulgates changes to Form 5305-A, the Custodian will amend this Agreement correspondingly.

Articles I through VIII of Part Two of this Agreement are in the form promulgated by the Internal Revenue Service as Form 5305-RA. It is anticipated that, if and when the Internal Revenue Service promulgates changes to Form 5305-RA, the Custodian will amend this Agreement correspondingly.

The Internal Revenue Service has endorsed the use of documentation permitting a Depositor to establish either a Traditional IRA or Roth IRA (but not both using a single Adoption Agreement), and this Kit complies with the requirements of the IRS guidance for such use. If the Internal Revenue Service subsequently determines that such an approach is not permissible, or that the use of a "combined" Adoption Agreement does not establish a valid Traditional IRA or a Roth IRA (as the case may be), the Custodian will furnish the Depositor with replacement documents and the Depositor will if necessary sign such replacement documents. Depositor acknowledges and agrees to such procedures and to cooperate with Custodian to preserve the intended tax treatment of the Account.

26. If the Depositor maintains an Individual Retirement Account under Code section 408(a), Depositor may convert or transfer such other IRA to a Roth IRA under Code section 408A using the terms of this Agreement and the Adoption Agreement by completing and executing the Adoption Agreement and giving suitable directions to the Custodian and the custodian or trustee of such other IRA. Alternatively, the Depositor may convert or transfer such other IRA to a Roth IRA by use of a reply card or by telephonic, computer or electronic means in accordance with procedures adopted by the Custodian or Service Company intended to meet the requirements of Code section 408A, and the Depositor will be deemed to have executed the Adoption Agreement and adopted the provisions of this Agreement and the Adoption Agreement in accordance with such procedures.

In accordance with the requirements of Code Section 408A(d)(6) and regulations thereunder, the Depositor may recharacterize a contribution to a Traditional IRA as a contribution to a Roth IRA, or may recharacterize a contribution to a Roth IRA as a contribution to a Traditional IRA. The Depositor agrees to observe any limitations imposed by the Service Company on the number of such transactions in any year (or any such limitations or other restrictions that may be imposed by the Service Company or the IRS).

27. The Depositor acknowledges that he or she has received and read the current prospectus for each Fund in which his or her Account is invested and the Individual Retirement Account Disclosure Statement related to the Account. The Depositor represents under penalties of perjury that his or her Social Security number (or other Taxpayer Identification Number) as stated in the Adoption Agreement is correct.

28. If all required forms and information are properly submitted, State Street Bank and Trust Company will accept appointment as Custodian of the Depositor's Account. However, this Agreement (and the Adoption Agreement) is not binding upon the Custodian until the Depositor has received a statement confirming the initial transaction for the Account. Receipt by the Depositor of a confirmation of the purchase of the Fund shares indicated in the Depositor's Adoption Agreement will serve as notification of State Street Bank and Trust Company's acceptance of appointment as Custodian of the Depositor's Account.

29. If the Depositor is a minor under the laws of his or her state of residence, then a parent or guardian shall exercise all powers and duties of the Depositor, as indicated herein, and shall sign the Adoption Agreement on behalf of the minor. The Custodian's acceptance of the Account on behalf of any Depositor who is a minor is expressly conditioned upon the agreement of the parent or guardian to accept the responsibility to exercise all such powers and duties, and all parties hereto so acknowledge. Upon attainment of the age of majority under the laws of the Depositor's state of residence at such time, the Depositor may advise the Custodian in writing (accompanied by such documentation as the Custodian may require) that he or she is assuming sole responsibility to exercise all rights, powers, obligations, responsibilities, authorities or requirements associated with the Account. Upon such notice to the Custodian, the Depositor shall have and shall be responsible for all of the foregoing, the Custodian will deal solely with the Depositor as the person controlling the administration of the Account, and the Depositor's parent or guardian thereafter shall not have or exercise any of the foregoing. (Absent such written notice from the Depositor, the Custodian shall be under no obligation to acknowledge the Depositor's right to exercise such powers and authority and may continue to rely on the parent or guardian to exercise such powers and authority until notified to the contrary by the Depositor.